CALCULATION OF REGISTRATION FEE

	Amount to be	Aggregate	Amount of
Class of Securities Offered	Registered(1)	Offering Price	Registration Fee
Series B Shares of Grupo Aeroportuario del Sureste, S.A.B. de C.V., without par value, to be offered and sold in the form of (i) Series B shares(1) or (ii) American Depositary Shares, or ADSs, each representing 10 Series B shares(2)	47,974,228	US$214,924,541	US$15,325(3)

(1)	Includes Series B shares that the underwriters may purchase to cover over-allotments, if any, and Series B shares that are to be offered outside the United States but that may be resold in the United States in transactions requiring registration under the Securities Act of 1933, as amended.

(2)	A separate registration statement on Form F-6 (Registration No. 333-12484) has been filed with respect to the American Depositary Shares, or ADSs, each representing the right to receive ten Series B shares.

(3)	The filing fee of US$15,325 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 as amended, or the Securities Act, and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-168486
Prospectus supplement
(To prospectus dated August 3, 2010)

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

43,612,930 Series B shares
directly or in the form of
American depositary shares

The selling stockholder named in this prospectus supplement is offering 43,612,930 of our Series B shares, with no par value, directly or in the form of American depositary shares, or ADSs. Each ADS represents ten Series B shares. In this offering, the selling stockholder will offer 41,812,930 Series B shares (directly or in the form of ADSs) internationally and 1,800,000 Series B shares in a concurrent private placement in Mexico. We will not receive any proceeds from any Series B shares or ADSs sold in this offering.

The ADSs are listed on the New York Stock Exchange under the symbol “ASR” and the Series B shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange) under the symbol “ASUR.” On August 11, 2010, the last reported sales price of the ADSs on the New York Stock Exchange was US$45.73 per ADS and the last reported sales price of the Series B shares on the Mexican Stock Exchange was Ps.58.40 per Series B share (US$4.55 per Series B Share at an exchange rate of Ps.12.8306 per U.S. dollar).

Investing in the ADSs and Series B shares involves risks. See “Risk Factors” beginning on page 7 of our annual report on Form 20-F for the year ended December 31, 2009, incorporated by reference herein, as well as “Risk Factors” beginning on page S-13 hereof.

	Per ADS		Per Series B share*		Total

Public offering price	US$	44.80	US$	4.48000	US$	195,385,926
Underwriting discount	US$	1.68	US$	0.16800	US$	7,326,972
Proceeds to the selling stockholder	US$	43.12	US$	4.31200	US$	188,058,954

*	Investors receiving Series B Shares in the Mexican private placement may make payment of the public offering price in Mexican pesos at a price per share equivalent to the public offering price reflected in the table above.

The selling stockholder has granted an option to the underwriters to purchase up to 4,361,290 additional Series B shares, directly or in the form of ADSs, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ADSs or the Series B shares, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Series B shares and ADSs described in this prospectus supplement and the accompanying prospectus are not being offered, sold or traded in Mexico pursuant to a public offering in accordance with the Ley del Mercado de Valores, as amended (the “Mexican Securities Market Law”), nor is the offering contemplated hereby being authorized by the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), therefore, any such Series B shares and ADSs may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law. THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. As required under the Mexican Securities Market Law, we will notify the CNBV of the sale of the securities including the principal characteristics of the offering outside of Mexico pursuant to Article 7 of the Mexican Securities Market Law. Such notice will be delivered to the CNBV to comply with a legal requirement and for information purposes only, and the delivery to and the receipt by the CNBV of such notice does not constitute or imply any certification as to the investment quality of the Series B shares and ADSs, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus supplement and the accompanying prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire Series B share or ADSs from time to time, must rely on their own review and examination of our company. The acquisition of the Series B shares or ADSs by an investor who is a resident of Mexico will be made under its own responsibility. This prospectus supplement may not be distributed publicly in Mexico.

The underwriters expect that delivery will be made to investors on or about August 17, 2010 in book-entry form, in the case of the ADSs through The Depository Trust Company and in the case of Series B shares through S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V.

J.P. Morgan	Macquarie Capital

August 11, 2010

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

S-i

Presentation of financial and other information

As used in this prospectus supplement, “ASUR”, “we,” “our”, “us” and the “company” refer to Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its consolidated subsidiaries.

Our financial statements are prepared in accordance with Normas de Informacion Financiera (Financial Reporting Standards) accepted in Mexico (“Mexican NIF”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 19 to our annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2009, incorporated herein by reference (our “2009 Annual Report”), provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business, and a reconciliation to U.S. GAAP of our net income and total stockholders’ equity as of and for the years ended December 31, 2007, 2008 and 2009. In addition, see “Results of Operations for the Six Months Ended June 30, 2009 and 2010—New Accounting Pronouncements” and “Recent Developments—Adoption of INIF 17” in this prospectus supplement for a discussion of recent changes to Mexican NIF.

We publish our financial statements in Mexican pesos. Pursuant to Mexican NIF, financial data throughout this prospectus supplement and our 2009 Annual Report are stated in constant pesos as of December 31, 2007 for periods through and including December 31, 2007, and nominal pesos for periods beginning on and after January 1, 2008. Mexican NIF provides that if the cumulative inflation in Mexico measured by the índice nacional de precios al consumidor (national consumer price index, or “NCPI”) in the most recent three-year period is less than 26%, we are required to suspend recognition of the effects of inflation in our financial statements for the fiscal year following such period. Because the cumulative NCPI in each of the three-year periods ended December 31, 2007 and December 31, 2008 was below 26%, we suspended recognition of the effects of inflation in our financial statements as of and for the years ended December 31, 2008 and December 31, 2009 and as of and for the six months ended June 30, 2009 and 2010.

References in this prospectus supplement to “dollars,” “U.S. dollars” or “US$” are to the lawful currency of the United States of America. References in this prospectus supplement to “pesos” or “Ps.” are to the lawful currency of Mexico.

This prospectus supplement contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.12.8306 to US$1.00, the exchange rate for pesos on June 30, 2010 as published by the Federal Reserve Board. On August 6, 2010, the exchange rate for pesos, as published by the Federal Reserve Board was Ps.12.6667 to US$1.00.

This prospectus supplement contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

S-ii

Summary

This summary highlights selected information contained in, or incorporated by reference in, this prospectus supplement or the accompanying prospectus, but may not contain all of the information that is important to you. This prospectus supplement, including our 2009 Annual Report incorporated by reference into the accompanying prospectus, includes specific terms of the securities that we are offering, as well as other information regarding our business. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated herein by reference, carefully, including the risk factors and financial statements.

Our company

Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, was incorporated in Mexico in 1998 as part of the Mexican government’s program for the opening of the country’s airports to private-sector investment. We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. We operate the airports located in Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermos, Tapachula and Minatitlán, Mexico. As operators of these airports, we charge airlines, passengers and other airport users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants, retailers, banks, car rental companies and other commercial service providers.

Our airports are located primarily in the southeast region of Mexico. Our concessions include Cancún International Airport, which serves Cancún and its surrounding area, a principal tourist destination for international and domestic travelers due to its beaches and cultural and archeological sites. Cancún International Airport is the second busiest airport in Mexico, based on passenger traffic in 2009, according to the Mexican Airport and Auxiliary Services Agency, and represented 71.9% and 75.3% of our passenger traffic volume for 2009 and the six months ended June 30, 2010, respectively.

Despite the challenges faced by the global aviation industry as a result of the global financial crisis and the H1N1 outbreak, we recorded revenues of Ps.3,131 million (US$244 million) and net income of Ps.797 million (US$62 million) for 2009 and revenues of Ps.2,087 million (US$163 million) and net income of Ps.775 million (US$60 million) for the six months ended June 30, 2010.

We are a publicly traded corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico. Our principal executive offices are located at Bosque de Alisos No. 47A—4th Floor, Bosques de las Lomas, 05120 Mexico, D.F, Mexico, and our telephone number is + 52 55 5284 0408. Our Series B shares have been listed on the Mexican Stock Exchange under the ticker symbol “ASUR”, and our ADSs have been listed on the New York Stock Exchange under the ticker symbol “ASR”, since 2000.

The following tables set forth the passenger volume and air traffic movements for each of our airports during the periods indicated:

Passenger traffic by airport(1)

	Year ended December 31,					Six months ended June 30,
(in thousands)	2005	2006	2007	2008	2009	2009	2010

Cancún	9,301.5	9,728.1	11,340.0	12,646.5	11,174.9	6,052.6	6,749.7
Mérida	1,021.9	1,007.2	1,267.5	1,280.8	1,058.6	495.5	557.7
Cozumel	486.6	370.7	511.1	525.4	435.7	252.7	265.8
Villahermosa	717.4	725.0	853.8	959.0	766.4	375.7	357.0
Oaxaca	563.7	495.6	514.1	594.4	523.1	265.5	232.7
Veracruz	579.4	718.0	976.6	981.1	852.6	411.2	429.6
Huatulco	312.0	375.3	375.9	366.0	388.1	210.3	213.3
Tapachula	192.3	188.1	210.9	240.1	190.4	107.0	92.9
Minatitlán	146.5	171.9	188.9	159.0	146.0	68.4	67.9

Total	13,321.3	13,779.9	16,238.8	17,752.4	15,535.8	8,238.9	8,966.6

(1)	Excludes transit and general aviation.

Air traffic movements by airport(1)

	Year ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010

Cancún	93,761	97,228	114,067	121,397	110,937	66,618	66,017
Mérida	25,449	27,610	34,686	33,207	28,551	18,127	16,267
Cozumel	13,381	12,122	13,801	16,283	16,269	9,049	8,609
Villahermosa	19,892	21,098	27,351	25,295	20,541	14,116	10,008
Oaxaca	17,796	16,148	15,578	17,866	17,188	8,897	8,716
Veracruz	20,520	24,905	32,308	31,243	30,708	16,585	17,408
Huatulco	6,996	7,179	7,041	6,978	6,954	3,676	3,692
Tapachula	6,169	6,621	7,441	9,765	8,431	5,384	4,146
Minatitlán	5,937	7,625	9,999	8,050	6,910	3,964	3,087

Total	209,901	220,536	262,272	270,084	246,489	146,416	137,950

(1)	Includes departures and landings.

The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2007, 2008, 2009 and the six months ended June 30, 2010, 67.9%, 66.3%, 65.2% and 58.8%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Mexican Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater aeronautical revenues. See “Regulatory Framework—Price Regulation” in our 2009 Annual Report, incorporated herein by reference, for more information on our price regulation system.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are, for the most part, not subject to maximum rate controls established by the Mexican Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services, our ability to increase the rates we charge to those service providers, and the passenger volume at our airports.

Beginning January 1, 2010, as a result of the adoption of INIF 17, we also record revenues related to construction services. Under INIF 17, our revenues related to construction services are equal to the amount of capital expenditures we make to construct or improve our concessioned assets. Because we contract with third parties to provide these services, we also record a corresponding expense equal to the amount of revenue recorded in respect of construction services. See “Recent Developments—Adoption of INIF 17”.

The following table sets forth our revenues for aeronautical services and non-aeronautical services for the periods indicated:

	Year ended December 31,						Six months ended June 30,
	2007(1)		2008(2)		2009(2)		2009(2)		2010(2)

Aeronautical services	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	Ps.	1,083,561	Ps.	1,227,427
Non-Aeronautical services		894,941		1,066,828		1,088,537		579,505		641,977
Construction services		—		—		—		—		217,667

Total	Ps.	2,785,891	Ps.	3,168,707	Ps.	3,131,184	Ps.	1,663,066	Ps.	2,087,071

(1)	Thousands of constant pesos as of December 31, 2007.

(2)	Thousands of nominal pesos.

Our strengths

We believe the following are our principal business strengths:

Long-term concessions in attractive locations throughout Mexico’s southeast region

Our nine airport concessions are for a period of fifty years beginning November 1, 1998. The long duration of our concessions gives us stability, long-term planning horizons and the ability to capture growth in the areas we serve.

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 21.5 million visitors in 2009, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2009 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. Within Mexico, many of our airports serve tourist destinations, principally in the southeast region, which has beaches and cultural and archeological sites with numerous hotels and resorts.

Cancún is the second busiest airport in Mexico in terms of passenger traffic

Cancún and its surrounding area was the most frequently visited international tourism destination in Mexico in 2009, according to the Mexican Ministry of Tourism. Cancún International Airport represented 69.8%, 71.2%, 71.9% and 75.3% of our passenger traffic volume and 75.7%, 77.3%, 77.3%, and 73.9% of our revenues for 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. At June 30, 2010, Cancún had approximately 29,031 hotel rooms, according to the Cancún Hotel Association, an increase of approximately 26.4% compared to June 30, 2007.

Despite the recent challenges in the global aviation industry, tourism in Cancún has been resilient; passenger traffic volume increased 8.8% during the six months ended June 30, 2010 compared to the same period in 2009, after a decline of 12.5% in 2009 due to the global financial crisis and the HIN1 outbreak.

Established regulatory framework with a dual-till regulated revenue structure

The Mexican airport concession regulatory framework was enacted in 1998. We are subject to a dual-till system of price regulation, under which certain of our revenues, such as passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in our terminals, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated. The maximum rate for our regulated services is established on a per-workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo). Our maximum rates are determined in pesos in five-year intervals based on various factors, including our projections of traffic, capital expenditures and efficiency improvements, and are adjusted monthly based on the Mexican producer price index. Our maximum rates were last set in March 2009 and are in effect through December 31, 2013. We are the only Mexican airport operator to have undergone three rate setting processes since the privatization of certain Mexican airports in 1998.

Balanced mix of international and domestic passenger traffic and diversified airline revenue base

Over 8.8 million international passengers passed through our airports in 2009, representing 56.6% of our total passenger traffic, and the highest number of international passengers among publicly-traded Mexican airport operators. Our balanced mix of international and domestic passengers helped mitigate the effects of the global economic crisis, as evidenced by the compound annual growth of 4.1% in passenger traffic we experienced at our airports from 2006 to 2009, despite the global economic crisis, hurricanes and the H1N1 outbreak. Our growth in passenger traffic between 2006 and 2009 exceeded that of overall Mexican passenger traffic, which experienced a compound annual growth rate of only 0.8%, according to the Mexican National Statistical, Geographic and Information Institute.

In addition, our business is not dependent on any one of our airline customers. In 2009, we served 15 domestic and 85 international airlines and no single airline customer represented more than 10.3% of our total aeronautical revenues.

Successful commercial business strategy

Our revenue from non-aeronautical activities is principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers, which are not subject to price regulation. Since our inception in 1998, we have continuously worked to increase our non-aeronautical revenues through strategies such as remodeling terminals in our airports to optimize passenger flow through commercial areas, carefully selecting the appropriate mix of merchants and restaurants, achieving more favorable terms in lease agreements with merchants and providing more attractive space for advertising in our airports. Commercial revenue as a percentage of our total revenue has grown from 8.1% in 1999 to 30.1% and 26.6% in 2009 and the six months ended June 30, 2010, respectively. Furthermore, our commercial revenue per passenger has increased from Ps.7.4 in 1999 to approximately Ps.60.6 in each of 2009 and the six months ended June 30, 2010. We now have the highest commercial revenue as a percentage of total revenue and the highest commercial revenue per passenger among Mexico’s publicly-traded airport operators.

Operating platform well-positioned for passenger traffic recovery

Despite major exogenous events such as the H1N1 outbreak, significant increases in crude oil prices and the global financial crisis that impacted the flow of passenger traffic at our airports from 2007 to 2009, our operating margins (operating income divided by total revenues, expressed as a percentage) have increased during this period. Our operating margins have increased from 41.9% in 2007 to 42.7% in 2009 and 50.4% for the six months ended June 30, 2010. A significant part of our costs tends to increase proportionally less than corresponding increases in passengers and revenues. In fact, due to our operating platform and cost control efforts, we have recorded compound annual growth in net income between 2006 and 2009 of 14.7% in nominal Mexican peso terms, while our passenger traffic during this same period grew by only 4.1%. In addition, we believe that a substantial portion of our operating costs are fixed in nature. As a result, we believe that we are well-positioned to benefit from our operating platform if passenger traffic recovers.

Over twelve years of operating experience and a long-serving management team with a proven track record of operational excellence and high corporate governance standards

We began operations in 1998. Our senior management team has an average tenure with the company of nine years, and has managed our growth and profitability, even as we experienced major catastrophic events, such as the terrorist attacks of September 11, 2001, numerous hurricanes, the global financial crisis and the H1N1 outbreak of 2009. Our Chairman and Chief Executive Officer, Fernando Chico Pardo has been a director in our company since 2005 and became CEO in 2007. Our Chief Financial Officer, Adolfo Castro, has been with us since 2000. In addition, we have received various awards from international institutions. Most recently, Airports Council International (ACI) named Cancún International Airport the best airport in Latin America and the Caribbean and third best worldwide in terms of customer services for 2009, and also awarded it the Best Improvement in Service Quality award in 2009. In addition, we believe we have world-class corporate governance standards, with four of our seven board members being independent (in accordance with Mexican standards), an independent audit committee (in accordance with New York Stock Exchange standards) and compliance with U.S. Sarbanes-Oxley Act regulations since 2008.

Our business strategy

We intend to capitalize on our principal business strengths and continue to pursue the following strategies:

Further develop our commercial business

We have substantially increased our revenue from commercial activities since our inception through the implementation of several successful strategies. We plan to continue to focus on enhancing customer service quality and the efficiency of our airport operations. We constantly monitor the overall customer experience in our airports and seek to identify areas for improvement. We also work closely with the concessionaires who operate commercial activities in our airports to identify the appropriate service, product and price mix to offer our passenger base. In addition, we focus on improving the terms of the commercial arrangements with our concessionaires. Moreover, we design our investment projects with a view to maximizing the passenger experience.

Seek to increase our passenger volumes

We are continuously coordinating with federal and state tourism authorities and hotel associations to promote tourist destinations in which our airports are located with the objective of increasing the frequency of flights, new routes, size of planes and offered seats. We also work to develop our airport marketing efforts with our airline customers, travel agents and tour operators.

Improve our capital structure

From our inception through May 1, 2009, we had not incurred any debt financing. In May 2009, we entered into credit agreements for up to Ps.750 million pesos, and going forward, we intend to continue financing a portion of our capital expenditures or of any new projects with debt in order to improve our capital structure.

Monitor new business opportunities

While we have not invested in airport facilities outside of our nine airport concessions in Mexico since our inception, we monitor airport opportunities in certain countries throughout the Americas. There are countries in Latin America that are currently evaluating potential airport privatizations and we intend to explore these opportunities as they become available.

It is currently our intention to participate in the Mexican government’s public bidding process for a new Riviera Maya airport concession. We cannot assure you that we will participate, that we would be successful if we did participate, that the Mexican Federal Competition Commission will permit us to participate in the bidding process, or under what conditions we will be permitted to participate.

Recent developments

Challenge to Riviera Maya Bidding process

On May 11, 2010, the Mexican federal government initiated a public bidding process for a concession to build and operate a new airport in the Riviera Maya region, which is currently served primarily by Cancún International Airport. See “Risk Factors—Risks Related to the Regulation of Our Business—The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport” in our 2009 Annual Report, incorporated by reference herein.

On June 25, 2010, we filed a challenge (amparo) against the bidding process for the Riviera Maya Airport in the first district court of Mexico. The court has agreed to consider the challenge but did not grant our request for an injunction to temporarily stop the bidding process for the Riviera Maya airport concession.

ASUR to adopt IFRS beginning in 2011

All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. We intend to adopt IFRS as our accounting standard for the fiscal year beginning January 1, 2011. We are currently evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows. See “Risk Factors—Risks Related to Our Operations—The adoption of IFRS may result in changes to our results of operations, balance sheet and statement of cash flows” in this prospectus supplement.

Copenhagen Airports agrees to sell its ownership interest in ITA

On June 22, 2010, Copenhagen Airports A/S (“CPH”) entered into an agreement to sell its 49% aggregate interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, to CPH’s local Mexican business partner and our CEO and Chairman, Fernando Chico Pardo. ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights. See “Description of Our Capital Stock” in the accompanying prospectus for more information on the Series BB shares. Consummation of CPH’s sale of its stake in ITA to Fernando Chico Pardo is conditioned upon, among other things, approval by the Mexican authorities, including the Ministry of Communications and Transportation. We cannot assure you that such approvals will be obtained. If the sale is completed, CPH will no longer hold any interest in ITA, however, our Technical Assistance Agreement with ITA will continue in force until its scheduled termination. See “Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Government Concession Fee” in our 2009 Annual Report, incorporated herein by reference, for a discussion of the technical assistance fee.

Adoption of INIF 17

On July 30, 2010, we announced that we had concluded our analysis of the effects of the adoption of Interpretación de Norma de Información Financiera (Interpretation of Financial Reporting Standard, or “INIF”) 17, “Service Concession Contracts”. INIF 17 was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”) and became effective in 2010. This new standard arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature. INIF 17 incorporates into NIF C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.

The following are the principal effects of INIF 17 on our results of operation and balance sheet:

•	New category of revenues and cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of construction”.

•	Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.

The effects of INIF 17 are reflected in our unaudited interim financial statements as of and for the six months ending June 30, 2010, and include the following net changes to our income statement:

•	an increase of Ps.217.7 million in revenues, all of which is attributable to the new category of revenues called “Construction services”;

•	an increase of Ps.217.7 million in operating expenses, all of which is attributable to the new category of expenses called “Costs of construction”;

•	a decrease of Ps.132.0 million in depreciation and amortization; and

•	an increase of Ps.19.7 million in deferred income tax and an increase of Ps.9.7 million in deferred IETU (Impuesto Empresarial a Tasa Unica).

Because of these net changes to our income statement, the adoption of INIF 17 resulted in an increase in net income of Ps.102.6 million during the first half of 2010.

In addition, the adoption of INIF 17 resulted in the following net changes to our balance sheet as of June 30, 2010:

•	a net increase of Ps.693.0 million in total assets;

•	a net increase of Ps.165.1 million in total liabilities; and

•	a net increase of Ps.527.9 million in stockholders’ equity.

Summary of the offering

Issuer	Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Selling stockholder	JMEX B.V.
Shares offered	43,612,930 Series B shares, directly or in the form of ADSs. In this offering, the selling stockholder will offer 41,812,930 Series B shares (directly or in the form of ADS) internationally and 1,800,000 Series B shares in a concurrent private placement in Mexico, subject to reallocation.
ADSs	Each ADS represents ten Series B shares. See “Description of the ADSs” in the accompanying prospectus for further information.
Over-allotment option	The selling stockholder has granted an option to the underwriters to purchase up to 4,361,290 additional Series B shares, directly or in the form of ADSs, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement.
Use of proceeds	We will not receive any proceeds from the sale of ADSs or Series B shares in this offering.
Listing	The ADSs are listed on the New York Stock Exchange under the symbol “ASR.” The Series B shares are listed on the Mexican Stock Exchange under the symbol “ASUR.”
ADS depositary	The Bank of New York Mellon
Settlement	Settlement of the ADSs will be made through The Depository Trust Company, or DTC. Settlement of Series B shares will be made through S.D. Indeval Institucion para el Depósito de Valores, S.A. de C.V., or Indeval.
Lock-up agreements	We and the selling stockholder have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, subject to certain exceptions, without the prior written consent of the representatives of the underwriters, directly or indirectly, sell, dispose of or hedge any ADSs or Series B shares or any securities convertible into or exchangeable for ADSs or Series B shares. See “Underwriting” for more information.
Authorized and outstanding capital stock of the issuer	300,000,000 ordinary shares, consisting of 277,050,000 Series B shares and 22,950,000 Series BB shares.

Voting rights	Holders of our ordinary shares are entitled to one vote per share; however, holders of our Series BB shares have certain special voting rights. Subject to Mexican law and the terms of the deposit agreement, holders of ADSs will have the right to instruct The Bank of New York Mellon how to vote the number of Series B shares represented by their ADSs. See “Description of Our Capital Stock” and “Description of the ADSs” in the accompanying prospectus.
Dividends	We do not have a dividend policy and cannot assure you that we will pay dividends in the future. The holders of ADSs will be entitled to receive dividends to the same extent as the owners of shares of our capital stock, subject to deduction of any fees and charges of the depositary. See “Dividends” in our 2009 Annual Report incorporated herein by reference.
Taxation	Under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the Series B shares or ADSs are not subject to any Mexican withholding taxes payable on behalf of the holders. Gain on the sale of ADSs by a non-resident holder will generally not be subject to any Mexican tax. Gain on the sale of Series B shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Mexican Ministry of Finance and Public Credit among other requirements. See “Taxation” in the accompanying prospectus.
Risk factors	See “Risk Factors” beginning on page S-13 as well as on page 7 of our 2009 Annual Report incorporated herein by reference for a discussion of certain risk factors relating to us, our business and an investment in the ADSs and Series B shares.

Conflicts of interest	The selling stockholder is an affiliate of Macquarie Capital (USA) Inc. Affiliates of Macquarie Capital (USA) Inc. (including the selling stockholder) beneficially own more than 10% of our capital stock. Because Macquarie Capital (USA) Inc. is an underwriter in this offering and its affiliates beneficially own more than 10% of our capital stock, the underwriters are deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are overseen by the U.S. Financial Industry Regulatory Authority (FINRA). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of equity securities that have a bona fide public market. For more information, see “Conflicts of interest.”

Risk factors

We have set forth risk factors in our 2009 Annual Report incorporated herein by reference. We have also set forth below additional risk factors related to developments since our 2009 Annual Report. We may include further risk factors in subsequent reports on Form 6-K incorporated in the prospectus of which this prospectus supplement forms part. You should carefully consider all these risk factors in addition to the other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus before making an investment decision regarding the ADSs and Series B shares.

Risks related to our operations

Fernando Chico Pardo, through his own investment vehicles and his interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, has a significant influence as a stockholder and over our management, and his interests may differ from those of other stockholders.

Servicios Estrategia Patrimonial, S.A. de C.V. (formerly, Agrupación Aeroportuaria Internacional, S.A. de C.V.) and Agrupación Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own approximately 25.4% of our capital stock.

In addition, ITA, an entity, which, assuming consummation of the sale of Copenhagen Airports A/S’s interest to Mr. Chico Pardo, will be owned 100% by Mr. Chico Pardo, holds Series BB shares representing 7.65% of our capital stock. See “Recent Developments—Copenhagen Airports Agrees to Sell Its Ownership Interest in ITA”. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our stockholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully described in “Additional Information” and “Major Stockholders and Related Party Transactions” in our 2009 Annual Report, incorporated herein by reference.

As a result of this ownership and these transactions, Mr. Chico Pardo, who is also the Chairman of our Board of Directors and our Chief Executive Officer, directly and indirectly, would own 33.04% of our total capital stock, and is able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Chico Pardo may differ from those of our other stockholders, and there can be no assurance that Mr. Chico Pardo will exercise his rights in ways that favor the interests of our other stockholders. Furthermore, this concentration of ownership by Mr. Chico Pardo and the special rights indirectly granted to Mr. Chico Pardo through his ownership in ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.

The effects of oil spills could adversely affect our business.

The Gulf of Mexico is the site of widespread deepwater oil drilling and extraction. Deepwater oil drilling inherently carries a number of significant risks.

On April 20, 2010, there was an explosion on the “Deepwater Horizon” drilling platform operated by BP in the Gulf of Mexico. The oil-drilling platform was located approximately

41 miles from the coast of Louisiana. The explosion and sinking of the platform caused a huge oil spill that is spreading along the U.S. coast in the Gulf of Mexico, and has reached parts of Florida, Louisiana, Mississippi, Alabama and Texas. BP has made several attempts to try to contain the spill and capture the oil. As of the date of this prospectus supplement, it is not known whether those attempts have been successful.

The U.S. National Oceanic and Atmospheric Administration has estimated that hurricane season this year in the Gulf of Mexico may be more severe than usual. According to experts, the sea currents in the Gulf of Mexico will be changing over the coming months with the development of weather patterns that could cause the oil spill in the Gulf of Mexico to reach the Mexican coast.

Some experts have said the oil spill caused by the explosion of the “Deepwater Horizon” platform could become the worst environmental disaster in U.S. history. We do not know whether the spill will reach the coast of Mexico or the extent of ecological damage that may result to areas served by our airports. Some estimates indicate that the worst of the damage may not be fully known or realized until October or November of 2010.

If the spill reaches destinations served by our airports or if other oil spills or similar disasters occur, these destinations could be adversely affected, thereby reducing our volume of passenger traffic. Oil spills or other similar disasters in or around the destinations used by our airport could adversely affect our business, operating results, prospects and financial condition.

The adoption of IFRS may result in changes to our results of operations, balance sheet and statement of cash flows.

All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. We intend to adopt IFRS as our accounting standard for the fiscal year beginning January 1, 2011. We are currently evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows. Because IFRS differs in certain material respects from Mexican FRS, we cannot assure you that the adoption of IFRS will not have a material adverse effect on our results of operations, balance sheet, and statement of cash flows.

The recent bankruptcy filing by Mexicana may affect our business and results of operations.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and warnings regarding industry profitability. On August 2, 2010, Mexicana, one of Mexico’s two largest carriers, filed for bankruptcy protection in Mexico and in the United States. Mexicana (not including Mexicana Click, formerly known as Aerovías Caribe, or Mexicana Link, which are reportedly not under financial distress and were not part of the bankruptcy filing) accounted for Ps.62.2 million in accounts receivable at June 30, 2010 and accounted for 4.1% of our revenues for the six months ended June 30, 2010 and 4.3% of our revenues for the year ended December 31, 2009, primarily from domestic passengers. Although we anticipate that a significant portion of Mexicana’s traffic would migrate to other carriers if its operations were curtailed, we do not have contracts with any airlines, including Mexicana, that obligate them to continue providing service to our airports, and we can offer no assurance that competing airlines would seek to increase their flight schedules if Mexicana reduced its use of our airports. If Mexicana were to cease operations as a result of its bankruptcy filling, our business and results of operations could be adversely affected if traffic does not migrate to our other airline customers.

The FAA downgraded Mexico’s air safety rating to Category 2, which may result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of the country’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (ICAO), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2”. Under FAA regulations, because of this downgrade, Mexican airlines will not be permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and U.S. airlines may be suspended, and operations by Mexican airlines flying to the United States will be subject to greater FAA oversight. These additional regulatory requirements may result in reduced service between our airports and the United States by Mexican airlines or an increase in the cost of that service, which may result in a decrease in demand for travel between our airports and the United States. Approximately 1.6% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in each of 2009 and the first six months of 2010, respectively. We cannot predict what impact the downgrade of the Mexican aviation safety rating will have on our passenger traffic or results of operations, or on the public perception of the safety of Mexican airports.

Risks relating to the ADSs and Series B shares

Future sales of shares by us and our stockholders may depress the price of our Series B shares and ADSs.

Future sales of substantial amounts of our common stock or the perception that such future sales may occur, may depress the price of our ADSs and Series B shares. Neither our stockholders (other than the selling stockholder in this offering) nor our directors and officers will be subject to any lock-up agreements in connection with the offering, and as a result, they will be able to freely transfer their Series B shares immediately following the offering. Any such sale may lead to a decline in the price of our ADSs and Series B shares. We cannot assure you that the price of our ADSs and Series B shares would recover from any such decline in value.

Use of proceeds

We will not receive any proceeds from the sale of ADSs or Series B shares by the selling stockholder.

Exchange rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in pesos for the periods ended December 31, 2005 through December 31, 2008. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the peso amounts referred to in this prospectus supplement could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange rate
Year ended December 31,	High	Low	Period end	Average(1)

2005	11.41	10.41	10.63	10.89
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.50
2010
January	13.03	12.65	13.03	12.81
February	13.19	12.76	12.76	12.94
March	12.74	12.30	12.30	12.57
April	12.41	12.16	12.23	12.24
May	13.14	12.27	12.86	12.73
June	12.92	12.46	12.83	12.71
July	13.08	12.64	12.64	12.80
August(2)	12.67	12.54	12.58	12.67

(1)	Average of month-end rates or daily rates, as applicable.

(2)	Through August 6, 2010.

Source:	Federal Reserve Bank of New York noon buying rate (2005-2008); Federal Reserve Board H.10 Weekly Release (2009-2010).

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, and, as a result, will likely also affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 31, 2009, the Federal Reserve Bank of New York noon buying rate was Ps.13.06 per US$1.00. On August 6, 2010, the exchange rate for pesos, as published by the Federal Reserve Board was Ps.12.67 to US$1.00.

Capitalization

The following table sets forth our consolidated capitalization under Mexican NIF, as of June 30, 2010. This table should be read together with our audited consolidated financial statements and the other financial information in our 2009 Annual Report, which is incorporated herein by reference, and our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2009 and 2010 included in this prospectus supplement.

	As of June 30, 2010
	(in millions of of		(in millions of
	Mexican pesos)		U.S. dollars(1))

Short-term debt	Ps.	97.0	US$	7.6
Long-term debt:
Peso-denominated long-term debt		90.6		7.1
Dollar-denominated long-term debt		—		—
Other currency-denominated long-term debt		—		—

Total long-term debt		90.6		7.1
Stockholders’ equity:
Common stock: no par value, 300,000,000 shares issued and outstanding, restatement and premium in the sale of shares		7,767.3		605.4
Excess from restatement of capital		5,031.9		392.2
Reserve for repurchase of shares		287.1		22.4
Retained earnings		1,221.8		95.2

Total capitalization	Ps.	14,308.1	US$	1,115.2

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.12.8306 per US$1.00, the exchange rate for pesos, as published by the Federal Reserve Board as of June 30, 2010, solely for the convenience of the reader.

Market price information

The following table sets forth, for the five most recent financial years, the high and low market prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our Series B shares on the Mexican Stock Exchange in pesos. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	US$ per ADS(1)		Pesos per Series B share
	Low	High	Low	High

2006	28.93	45.16	29.00	49.29
2007	41.07	62.79	54.19	67.17
2008
First Quarter	49.35	62.89	53.00	68.30
Second Quarter	47.42	63.54	49.10	67.38
Third Quarter	43.57	52.59	45.41	55.62
Fourth Quarter	24.96	49.93	33.75	54.68
2009
First Quarter	24.55	42.14	36.11	55.94
Second Quarter	27.00	40.99	37.96	53.90
Third Quarter	35.22	45.50	47.69	59.40
Fourth Quarter	40.66	56.27	53.75	75.00
2010
January	48.06	57.60	60.99	75.11
February	45.94	53.65	59.13	68.70
March	49.06	56.74	61.72	70.20
April	50.44	58.28	63.75	70.56
May	45.56	56.23	60.25	70.03
June	45.19	52.57	58.49	67.70
July	43.59	54.92	56.90	69.59
August(2)	45.50	54.06	58.29	68.00

(1)	Each ADS represents 10 Series B shares.

(2)	Through August 11, 2010.

Sources: Mexican Stock Exchange and the New York Stock Exchange.

On August 11, 2010, the last reported sales price of the ADSs on the New York Stock Exchange was US$45.73 per ADS and the last reported sales price of the Series B shares on the Mexican Stock Exchange was Ps.58.40 per Series B share.

Selected consolidated financial and operating information

The following tables present a summary of our consolidated financial and operating information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican NIF, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited annual consolidated financial statements included in our 2009 Annual Report, incorporated herein by reference, provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business.

Information as of and for the six months ended June 30, 2009 and 2010 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited consolidated interim financial statements and the notes thereto, included in this prospectus supplement. The unaudited financial information presented below has been prepared on the same basis as our audited annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods specified. Results for the six months ended June 30, 2010 are not, however, necessarily indicative of results to be expected for the full year 2010.

	Year ended December 31,												Six months ended June 30,
	2005		2006		2007		2008		2009		2009		2009		2010		2010

	(thousands of constant Mexican pesos as of December 31, 2007)(1)						(thousands of nominal				(thousands						(thousands
							Mexican pesos)(1)				of U.S.$)(2)						of U.S.$)(2)
													(thousands of nominal
													Mexican pesos)(1)
													(unaudited)

Income statement data:
Mexican NIF:
Revenues:
Aeronautical services(3)	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	US$	159,201	Ps.	1,083,561	Ps.	1,227,427	US$	95,664
Non-aeronautical services(4)		650,889		675,530		894,941		1,066,828		1,088,537		84,839		579,505		641,977		50,035
Construction services(5)		—		—		—		—		—		—		—		217,667		16,965

Total revenues		2,228,184		2,323,124		2,785,891		3,168,707		3,131,184		244,040		1,663,066		2,087,071		162,664
Operating expenses:
Cost of services		(602,436)		(665,275)		(743,642)		(810,101)		(788,562)		(61,459)		(386,544)		(405,393)		(31,596)
Cost of construction(5)		—		—		—		—		—		—		—		(217,667)		(16,965)
General and administrative expenses		(110,907)		(101,156)		(104,019)		(114,159)		(121,708)		(9,486)		(54,039)		(78,590)		(6,125)
Technical assistance fee(6)		(71,721)		(73,707)		(91,945)		(104,485)		(103,518)		(8,068)		(57,193)		(64,779)		(5,049)
Government concession fee(7)		(111,409)		(116,007)		(139,294)		(154,752)		(150,559)		(11,734)		(78,632)		(89,843)		(7,002)
Depreciation and amortization(5)		(468,653)		(506,124)		(540,821)		(601,513)		(629,507)		(49,063)		(315,941)		(178,534)		(13,915)

Net comprehensive financing		24,558		15,786		15,144		174,272		20,156		1,571		21,382		13,432		1,047
Non-ordinary items(8)		(9,678)		(16,242)		(2,385)		(9,734)		(15,384)		(1,199)		(12,444)		(676)		(53)

Income before taxes		877,938		860,399		1,178,929		1,548,235		1,342,102		104,602		779,655		1,065,021		83,006
Provision for income taxes(5)		(269,893)		(312,432)		(656,568)		(498,766)		(544,692)		(42,453)		(312,489)		(289,890)		(22,593)

Net income		608,045		547,967		522,361		1,049,469		797,410		62,149		467,166		775,131		60,413
Basic and diluted earnings per share(9)		2.03		1.83		1.74		3.50		2.66		0.21		1.56		2.58		0.20
Basic and diluted earnings per ADS (unaudited)(10)		20.27		18.27		17.41		34.98		26.58		2.07		15.57		25.84		2.01
Dividends per share(11)		0.69		0.73		0.77		2.00		6.28		0.49		6.28		2.50		0.19
U.S. GAAP:
Revenues		2,228,184		2,319,110		2,771,216		3,174,893		3,137,370		244,522		—		—		—
Operating income		819,554		862,234		1,253,490		1,587,205		1,543,809		120,322		—		—		—
Net income		487,938		431,597		257,274		1,219,609		919,236		71,644		—		—		—
Basic and diluted earnings per share(9)		1.63		1.44		0.86		4.07		3.06		0.24		—		—		—
Basic and diluted earnings per ADS (unaudited)(10)		16.26		14.39		8.58		40.65		30.64		2.39		—		—		—
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		13,321.3		13,779.9		16,238.8		17,752.4		15,535.6		—		8,238.9		8,966.6		—
Total air traffic movements (thousands of movements)		209.9		220.5		262.3		270.1		246.5		—		125.1		138.0		—
Total revenues per passenger (in pesos)	Ps.	167.3	Ps.	168.6	Ps.	171.6	Ps.	178.5	Ps.	201.5	US$	15.71	Ps.	201.9	Ps.	232.8	US$	18.14

	As of December 31,												As of June 30,
	2005		2006		2007		2008		2009		2009		2010		2010

	(thousands of constant Mexican pesos as of						(thousands of				(thousands of		(thousands of		(thousands of
	December 31, 2007)(1)						nominal Mexican				U.S.$)(2)		nominal		U.S.$)(2)
							pesos)(1)						Mexican
													pesos)(1)
													(unaudited)

Balance Sheet Data:
Mexican NIF:
Cash and marketable securities	Ps.	1,655,728	Ps.	1,288,353	Ps.	1,925,697	Ps.	1,733,512	Ps.	961,404	US$	74,931	Ps.	590,693	US$	46,038
Total current assets		2,006,628		1,702,364		2,415,241		2,793,941		2,083,163		162,359		2,024,223		157,765
Airport concessions, net(5)		8,501,010		8,242,778		8,037,900		7,833,022		7,628,144		594,527		14,646,907		1,141,561
Rights to use airport facilities, net(5)		2,265,447		2,246,711		2,189,975		2,123,865		2,057,476		160,357		—		—
Total assets(5)		15,183,527		15,503,054		16,676,081		17,374,594		16,695,708		1,301,241		17,262,564		1,345,421
Current liabilities		380,966		254,564		317,002		621,570		399,482		31,135		568,182		44,283
Total liabilities(5)		1,120,341		1,199,766		2,170,554		2,419,598		2,838,013		221,191		2,954,433		230,265
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204		997,553		12,799,204		997,553
Net equity/stockholders’ equity(5)		14,063,186		14,303,288		14,505,527		14,954,996		13,857,695		1,080,050		14,308,131		1,115,157
U.S. GAAP:
Cash and cash equivalents		1,159,233		859,857		1,870,675		1,733,512		876,922		68,346		—		—
Total current assets		2,054,071		1,727,121		2,542,644		2,927,037		2,125,101		165,628		—		—
Airport concessions, net		92,810		30,916		22,376		13,776		5,237		408		—		—
Rights to use airport facilities, net		1,770,376		1,717,356		1,671,325		1,615,667		1,560,081		121,591		—		—
Total assets		8,182,141		8,273,993		8,579,690		9,709,366		8,907,632		694,249		—		—
Total liabilities		387,534		266,370		546,042		1,056,109		1,219,139		95,018		—		—
Capital stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281		544,735		—		—
Net equity/stockholders’ equity		7,794,607		8,007,623		8,033,648		8,653,257		7,688,493		599,231		—		—

	Year ended December 31,											Six months ended June 30,
	2005		2006		2007		2008	2009		2009		2009		2010		2010

	(thousands of constant Mexican pesos as of December 31, 2007)(1)						(thousands of nominal			(thousands		(thousands of nominal				(thousands
							Mexican pesos)(1)			of U.S.$)(2)		Mexican pesos)(1)				of U.S.$)(2)
																(unaudited)

Statement of Changes in Financial Position:(12) Mexican NIF:
Resources provided by operating activities	Ps.	1,336,897	Ps.	1,070,404	Ps.	1,622,626
Resources used in financing activities		(296,442)		(307,865)		(320,122)
Resources used in investing activities		(682,558)		(1,129,915)		(665,160)
Increase (decrease) in cash and marketable securities		357,897		(367,376)		637,344
Cash Flow Data:(12)
Mexican NIF:
Cash flow provided by operating activities							Ps.1,555,172	Ps.	1,366,096	US$	106,472	Ps.	811,987	Ps.	1,250,659	US$	97,475
Cash flow used in financing activities							(951,264)		(1,529,675)		(119,221)		(1,475,130)		(1,409,357)		(109,843)
Cash flow used in investing activities							(796,093)		(608,529)		(47,428)		(97,049)		(212,013)		(16,524)
Decrease in cash and marketable securities							(192,185)		(722,108)		(56,280)		(760,192)		(370,711)		(28,893)
U.S. GAAP:
Cash flow provided by operating activities(12)		1,211,614		993,150		1,637,468	1,343,587		1,243,102		96,886		—		—
Cash flow used in financing activities(13)		(207,507)		(218,582)		(231,249)	(600,000)		(1,338,545)		(104,324)		—		—
Cash flow used in investing activities		(872,745)		(1,028,787)		(364,250)	(880,750)		(761,147)		(59,323)		—		—
Effect of inflation on cash and cash equivalents		(34,259)		(45,157)		(31,151)	—		—		—		—		—
Increase (decrease) in cash and cash equivalents		97,103		(299,376)		1,010,818	(137,163)		(856,590)		(66,761)		—		—

(1)	Except for operating data. Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).5

(2)	Except for operating data. Translated into dollars at the rate of Ps. 12.8306 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at June 30, 2010. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	In 2010, we adopted Mexican INIF 17, “Service Concession Contracts”, which requires us to classify revenues and expenses from construction and improvements to concessioned assets under the line items “Construction services” and “Cost of construction”. In addition, INIF 17 requires us to reclassify all fixed assets as intangible assets under “Airport concessions, net”. INIF 17 also requires us to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired since 2008. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset. As a result, our results as of and for the six months ended June 30, 2010 may not be comparable to prior periods. See “Recent Developments—Adoption of INIF 17”.

(6)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of our Series BB shares. This fee is described in “Major Stockholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA” in our 2009 Annual Report, incorporated herein by reference.

(7)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Ley Federal de Derechos (Mexican Federal Duties Law). The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(8)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican NIF B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our selected data for 2005 and 2006 have also been reclassified to conform to NIF B-3.

(9)	Shares outstanding for all periods presented were 300,000,000.

(10)	Based on the ratio of 10 Series B shares per ADS.

(11)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(12)	In 2008, we adopted Mexican NIF B-2 “Cash-Flow” which requires us to present a statement of cash flows in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing or financing activities.

(13)	We have reclassified certain amounts in prior periods relating to tax on dividends from financing activities to operating activities.

Results of operations for the six months ended
June 30, 2009 and 2010

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited consolidated condensed financial statements as of and for the six months ended June 30, 2010 and the notes thereto, included in this prospectus supplement. Our unaudited consolidated condensed financial statements have been prepared in accordance with Mexican NIF, which differs in certain significant respects from U.S. GAAP. Our results of operations for the six-month period ended June 30, 2010 are not necessarily indicative of results to be expected for the entire fiscal year. The following discussion should also be read in conjunction with “Operating and Financial Review and Prospects” in our 2009 Annual Report, incorporated herein by reference.

Our results as of and for the six months ended June 30, 2010 include the effects of INIF 17 and, as a result, may not be comparable to prior periods. See “Recent Developments—Adoption of INIF 17”.

Passenger traffic

For the first half of 2010, total passenger traffic increased by 8.8% as compared to the first half of 2009. International passenger traffic increased by 11.4% while domestic passenger traffic increased by 4.8%. The 11.4% increase in international passenger traffic resulted mainly from an increase of 11.7%, 12.5%, 17.7% and 11.0% in international traffic at the Cancún, Mérida, Veracruz and Villahermosa airports, respectively. The 4.8% increase in domestic passenger traffic resulted mainly from increases of 11.1%, 12.6%, and 3.4% in domestic traffic at the Cancún, Mérida and Veracruz airports, respectively.

On April 28, 2009, the World Health Organization announced the outbreak of the H1N1 Influenza in Mexico. Mainly as a result of the outbreak and the global recession, total passenger traffic in 2009 declined 2.1% in April, 50.7% in May, 28.4% in June, 16.7% in July, 12.8% in August, 10.7% in September, 7.2% in October, 7.1% in November and 4.1% in December, as compared to the corresponding months in 2008. During 2010, total passenger traffic declined by 4.6% in January, 6.9% in February, increased 0.2% in March, decreased 0.9% in April, and increased 85.8% in May and 25.5% in June, as compared to the corresponding months in 2009.

Domestic passengers

	For the six months ended June 30,
(in thousands)	2009	2010	% Change

Airport
Cancún	1,391.6	1,545.7	11.1
Cozumel	26.0	20.4	(21.5)
Huatulco	160.5	159.7	(0.5)
Mérida	451.5	508.2	12.6
Minatitlán	66.8	65.2	(2.4)
Oaxaca	234.9	205.7	(12.4)
Tapachula	105.0	90.8	(13.5)
Veracruz	381.3	394.4	3.4
Villahermosa	353.9	332.8	(6.0)

Total	3,171.5	3,322.9	4.8

Note: Passenger figures exclude transit and general aviation passengers.

International passengers

	For the six months ended June 30,
(in thousands)	2009	2010	% Change

Airport
Cancún	4,661.0	5,204.0	11.7
Cozumel	226.7	245.4	8.3
Huatulco	49.8	53.6	7.6
Mérida	44.0	49.5	12.5
Minatitlán	1.6	2.7	68.8
Oaxaca	30.6	27.0	(11.8)
Tapachula	2.0	2.1	5.0
Veracruz	29.9	35.2	17.7
Villahermosa	21.8	24.2	11.0

Total	5,067.4	5,643.7	11.4

Note: Passenger figures exclude transit and general aviation passengers.

Total passengers

	For the six months ended June 30,
(in thousands)	2009	2010	% Change

Airport
Cancún	6,052.6	6,749.7	11.5
Cozumel	252.7	265.8	5.2
Huatulco	210.3	213.3	1.4
Mérida	495.5	557.7	12.6
Minatitlán	68.4	67.9	(0.7)
Oaxaca	265.5	232.7	(12.4)
Tapachula	107.0	92.9	(13.2)
Veracruz	411.2	429.6	4.5
Villahermosa	375.7	357.0	(5.0)

Total	8,238.9	8,966.6	8.8

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated results

Consolidated revenues for the first half of 2010 increased by 25.5% as compared to the first half of 2009 to Ps.2,087.1 million. This was mainly due to: increases of 13.3% in revenues from aeronautical services, principally as a result of the 8.8% increase in passenger traffic during the period and 10.8% in revenues from non-aeronautical services, principally as a result of the 10.3% rise in commercial revenues detailed below; and initial recognition of Ps.217.7 million in revenues from construction services as a result of our adoption of INIF 17. See “Recent Developments—Adoption of INIF 17” in this prospectus supplement. Total revenues per workload unit increased 14.8% from Ps.196.4 in the first half of 2009 to Ps.225.4 in the first half of 2010 due to a 25.5% increase in revenues which more than offset the 9.4% increase in workload units from 8.5 million in the first half of 2009 to 9.3 million in the first half of 2010.

Our consolidated revenues from aeronautical services, net of rebates, increased 13.3% to Ps.1, 227.4 million in the first half of 2010 from Ps.1,083.6 million in the first half of 2009. Revenues from passenger charges increased 14.4% to Ps. 949.1 million over the same period in 2010 (77.3% of our aeronautical revenues during the period) from Ps.829.5 million in the first half of 2009 (76.6% of our aeronautical revenues during the period), principally because of an increase in passenger volume and an increase in rates that took effect in the third quarter of 2009. See “Information on the Company—Regulatory Framework—Price Regulation-Current Maximum Rates” in our 2009 Annual Report, incorporated herein by reference, for a discussion of the increase in maximum rates. Aeronautical revenues per workload unit increased 3.6% from Ps.128.0 in the first half of 2009 to Ps.132.6 in the first half of 2010.

Revenues from non-aeronautical services increased 10.8% to Ps.642.0 million in the first half of 2010 from Ps.579.5 million in the first half of 2009. The primary factor influencing the change in non-aeronautical revenue was a 10.3% increase in commercial revenues, in large part due to the 8.8% increase in passenger volume. There were increases in revenues of: 7.0% in duty-free stores; 11.9% in retail operations; 14.8% in food and beverage; 68.9% in banking and currency exchange services; 17.2% in car rentals; 25.7% in ground transportation services and 9.1% in other revenues. These increases were partially offset by revenue declines of: 5.7% in parking lot fees; 9.2% in advertising; and 23.1% in teleservices. Non-aeronautical revenue per terminal passenger increased 1.3%, to Ps.69.3 per passenger in the first half of 2010 from Ps.68.4 per passenger in the first half of 2009.

Our revenues from regulated sources in the first half of 2010 were Ps.1,287.5 million, a 12.9% increase compared to Ps.1,140.2 million during the first half of 2009, mainly due to the increase in total passenger traffic of 8.8%. During the first half of 2010, Ps.581.9 million of our revenues was derived from non-regulated sources, a 11.3% increase from the Ps.522.9 million of revenues derived from non-regulated sources for the first half of 2009. This increase was primarily due to the 10.3% increase in commercial revenues described above, from Ps.502.7 million in the first half of 2009 to Ps.554.5 million in 2010. See “Operating and Financial Review and Prospects—Classification of Revenues and Price Regulation” in our 2009 Annual Report, incorporated herein by reference, for a discussion of our price regulation system.

Total operating expenses for the first half of 2010 increased 16.0% as compared to the first half of 2009. This was primarily due to: increases of 45.4% in general and administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas of Cancún airport (whose employee costs are recorded as a cost of service) to corporate (whose employee costs are recorded as a general and administrative expense) and higher professional fees; 4.9% in cost of services resulting from the increase in passenger traffic and higher energy cost and equipment lease charges; 13.3% in technical assistance fees, reflecting the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees during the period; and 14.3% in concession fees paid to the Mexican government, mainly due to higher revenues and an increase in the taxable base (a factor in the calculation of the fee); as well as initial recognition of Ps.217.7 million in costs of construction services as a result of our adoption of INIF 17. See ‘‘Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Government Concession Fee” in our 2009 Annual Report, incorporated herein by reference, for a discussion of the technical assistance and government concession fees, and “Recent Developments—Adoption of INIF 17” in this prospectus supplement for a discussion of the adoption of INIF 17. These increases were partially offset by a 43.5% decline in depreciation and amortization resulting from the difference between new investments in fixed assets, improvements made to concession assets and the end of their useful life and from the adoption of INIF 17, which requires us to amortize fixed assets constructed or acquired since 2008 in accordance with the remaining period of the concession, using the straight line method, whereas before, these assets were amortized in accordance with their estimated remaining useful life. Our operating expenses per workload unit increased 6.0% from Ps.105.39 in the first half of 2009 to Ps.111.75 in the first half of 2010.

Our operating margin increased to 50.4% in the first half of 2010 from 46.3% in the first half of 2009. This was mainly the result of a 25.5% increase in revenues that more than offset the 16.0% increase in operating expenses during the period.

Comprehensive financing cost for the first half of 2010 declined by Ps.8.0 million compared to the first half of 2009. During the first half of 2010, we reported net interest income of Ps.8 million, an exchange rate net gain of Ps.7.8 million and a mark-to-market loss in an interest rate swap of Ps.2.3 million. Net interest income resulted from interest income of Ps.25.3 million and accrued interest expense of Ps.17.3 million.

Income taxes

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (Impuesto Empresarial a Tasa Unica, or “IETU”) and eliminated the asset tax, we evaluated and reviewed our deferred assets and liabilities position under Mexican NIF.

Under current tax law, our airports are taxed based on the higher of IETU or income tax. Any IETU amounts paid during the taxable year are applied to offset income tax liabilities. The provision for income taxes for the first half of 2010 declined by 7.2% to Ps.289.9 million, compared to Ps.312.5 million in the first half of 2009.

Of the total Ps.22.6 million reduction in income taxes, our provision for IETU decreased by Ps.66.9 million, which was partially offset by a Ps.44.3 million increase in the provision for income taxes as compared to the first half of 2009 because we currently estimate that Cancún airport will generate income tax liability rather than IETU in 2010.

Net income

Net income for the first half of 2010 increased 65.9% to Ps.775.1 million from Ps.467.2 million in the first half of 2009. Earnings per ordinary (Series B and Series BB) share for the first half of 2010 were Ps.2.5838, or earnings of US$2.0116 per ADS (one ADS represents ten Series B shares). This compares with earnings of Ps.1.5572 per ordinary share, or earnings of US$1.2124 per ADS, for the first half of 2009.

Balance sheet

On June 30, 2010, Airport Concessions represented 84.8% of our total assets, with current assets representing 11.7% and other assets representing 3.5%.

Cash and marketable securities on June 30, 2010 were Ps.590.7 million, a 38.6% decline from Ps.961.4 million on December 31, 2009. This was mainly the result of a Ps.750.0 million cash dividend paid in the second quarter of 2010 and bank loan payments in May and June of 2010 totalling Ps.363.6 million.

Stockholder’s equity as of June 30, 2010 was Ps.14,308.1 million and total liabilities were Ps.2,954.4 million, representing 82.9% and 17.1% of total assets, respectively. Total deferred tax liabilities represented 77.3% of our total liabilities.

Capital expenditures

During the first half of 2010, we made investments of Ps.217.7 million as part of our ongoing plan to modernize our airports pursuant to our master development plans.

Liquidity and capital resources

In the first six months of 2010, we generated Ps.1,250.7 million in cash flow from operating activities. Cash flow used in financing activities was Ps.1,409.4 million, as a result of payment of dividends of Ps.750.0 million and Ps.295.7 million of tax on dividends paid, and Ps.363.6 million in amortization of our bank loans. Cash flow used in investing activities in the first six months of 2010 was Ps.212.0 million, principally for purchases of machinery, furniture, equipment and construction expenses related to our concessioned assets.

Total bank debt at June 30, 2010 was Ps.187.6 million. This reflects borrowings of Ps.600.0 million incurred in May and June 2009, total principal payments of Ps.418.2 million made in the fourth quarter of 2009 and the first half of 2010, and interest payable of Ps.5.8 million generated during the first half of 2010.

New accounting pronouncements

Mexican NIFs B-5 (“Financial Information by Segments”), B-9 (“Financial Information at Interim Dates”), C-1 (“Cash and Cash Equivalents”) and INIF 17 (“Service Concession Contracts”), issued by the CINIF, went into effect on January 1, 2010. We believe that these reporting standards and interpretation will not have a significant impact on our financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts which require improvements to be made to concessioned assets. See “Recent Developments—Adoption of INIF 17” in this prospectus supplement.

Recent developments

Challenge to Riviera Maya bidding process

On May 11, 2010, the Mexican federal government initiated a public bidding process for a concession to build and operate a new airport in the Riviera Maya region, which is currently served primarily by Cancún International Airport. See “Risk Factors—Risks Related to the Regulation of Our Business—The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport” in our 2009 Annual Report, incorporated by reference herein.

On June 25, 2010, we filed a challenge (amparo) against the bidding process for the Riviera Maya Airport in the first district court of Mexico. The court has agreed to consider the challenge but did not grant our request for an injunction to temporarily stop the bidding process for the Riviera Maya airport concession. It is currently our intention to participate in the public bidding process for this airport, but we cannot assure you that we will participate, that we would be successful if we did participate, that the Comision Federal de Competencia (Federal Competition Commission) will permit us to participate in the bidding process, or under what conditions we will be permitted to participate.

ASUR to adopt IFRS beginning in 2011

All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. We intend to adopt IFRS as our accounting standard for the fiscal year beginning January 1, 2011. We are currently evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows. See “Risk Factors—Risks Related to Our Operations—The adoption of IFRS may result in changes to our results of operations, balance sheet and statement of cash flows” in this prospectus supplement.

Copenhagen Airports agrees to sell its ownership interest in ITA

On June 22, 2010, Copenhagen Airports A/S (“CPH”) entered into an agreement to sell its 49% aggregate interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, to CPH’s local Mexican business partner and our CEO and Chairman, Fernando Chico Pardo. ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights. See “Description of Our Capital Stock” in the accompanying prospectus for more information on the Series BB shares. Consummation of CPH’s sale of its stake in ITA to Fernando Chico Pardo is conditioned upon, among other things, approval by the Mexican authorities, including the Ministry of Communications and Transportation. We cannot assure you that such approvals will be obtained. If the sale is completed, CPH will no longer hold any interest in ITA, however, our Technical Assistance Agreement with ITA will continue in force until its scheduled termination. See “Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Government Concession Fee” in our 2009 Annual Report, incorporated herein by reference, for a discussion of the technical assistance fee.

Adoption of INIF 17

On July 30, 2010, we announced that we had concluded our analysis of the effects of the adoption of INIF 17, “Service Concession Contracts”. INIF 17 was issued by the CINIF and became effective in 2010. This new standard arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature. INIF 17 incorporates into NIF C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.

The following are the principal effects of INIF 17 on our results of operation and balance sheet:

•	New category of revenues and cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of construction”.

•	Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.

The effects of INIF 17 are reflected in our unaudited interim financial statements as of and for the period ending June 30, 2010, and include the following net changes to our income statement:

•	an increase of Ps.217.7 million in revenues, all of which is attributable to the new category of revenues called “Construction services”;

•	an increase of Ps.217.7 million in operating expenses, all of which is attributable to the new category of expenses called “Cost of construction”;

•	a decrease of Ps.132.0 million in depreciation and amortization; and

•	an increase of Ps.19.7 million in deferred income tax and an increase of Ps.9.7 million in deferred IETU.

Because of these net changes to our income statement, the adoption of INIF 17 resulted in an increase in net income of Ps.102.6 million during the first half of 2010.

In addition, the adoption of INIF 17 resulted in the following net changes to our balance sheet as of June 30, 2010:

•	a net increase of Ps.693.0 million in total assets;

•	a net increase of Ps.165.1 million in total liabilities; and

•	a net increase of Ps.527.9 million in stockholders’ equity.

Selling stockholder

The following table sets forth certain information regarding the shares of our capital stock, including shares represented by ADSs, held by the selling stockholder as of August 3, 2010 and as adjusted to show the effects of the offering.

					Number of	Approximate
		Approximate			shares of	percentage of
	Number of	percentage of		Approximate	capital stock	capital stock
	shares of	capital stock		percentage of	beneficially	beneficially
	capital stock	beneficially	Number of shares	capita stock	owned	owned
	beneficially	owned prior	of capital stock	being	immediately	immediately
Selling	owned prior to	to this	being offered in	offered in	after this	after this
stockholder	this offering	offering	this offering	this offering	offering	offering

JMEX B.V.(1)	47,974,228	16.0%	43,612,930	14.5%	4,361,298	1.5%

(1)	MAp Airports International Limited (“MAp”) is the ultimate parent of JMEX B.V. (“JMEX”), the selling stockholder. MAp also has direct and indirect interests in Copenhagen Airports A/S (“CPH”) amounting to 30.8%. CPH owns a 49% aggregate interest in Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”), which in turn owns 22,950,000 of our Series BB shares, or 7.65% of our capital stock. On June 22, 2010, CPH entered into an agreement to sell its 49% aggregate interest in ITA to the Chairman of our Board of Directors and Chief Executive Officer, Fernando Chico Pardo. Consummation of the sale is conditioned upon, among other things, approval by the authorities. An affiliate of Macquarie Capital (USA) Inc., an underwriter in this offering, owns 24.41% of MAp and an employee of that affiliate is a member of the board of MAp Airports Limited. Certain units issued by MAp Airports Limited are contractually stapled to shares issued by MAp, such that they must be traded on the Australian Securities Exchange and otherwise dealt with together as a stapled security. The address of JMEX B.V. is c/o Fortis Intertrust (Netherlands) B.V., Prins Bernhardplein, 1097 JB Amsterdam, The Netherlands.

All information contained in the table above assumes no exercise of the option of the underwriters to purchase up to 4,361,290 additional Series B shares, directly or in the form of ADSs, to cover over-allotments.

Underwriting

The selling stockholder is offering the ADSs and Series B shares described in this prospectus supplement and accompanying prospectus through the underwriters named below. J.P. Morgan Securities Inc. and Macquarie Capital (USA) Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. In this offering, the selling stockholder will offer 41,812,930 Series B shares (directly or in the form of ADS) internationally and 1,800,000 Series B shares in a concurrent private placement in Mexico, pursuant to Article 8 of the Mexican Securities Market Law, subject to reallocation. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of Series B shares, directly or in the form of ADSs, listed next to its name in the following table:

Number of
Series B
Name	shares

J.P. Morgan Securities Inc.	26,167,758
Macquarie Capital (USA) Inc.	17,445,172

Total	43,612,930

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our and the selling stockholder’s counsel and our independent auditors. The underwriters are committed to purchase all the ADSs and Series B shares offered by the selling stockholder if they purchase any ADSs and Series B shares (other than those covered by the underwriters’ over-allotment option described below). The underwriting agreement provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholder has granted to the underwriters an option to purchase up to 4,361,290 additional Series B shares, directly or in the form of ADSs, to cover over-allotments. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any ADSs and Series B shares are purchased with this over-allotment option, the underwriters will purchase ADSs and Series B shares in approximately the same proportion as shown in the table above. If any additional ADSs and Series B shares are purchased, the underwriters will offer the additional ADSs and Series B shares on the same terms as those on which the shares are being offered. Any ADSs and Series B shares purchased in the over-allotment option will not be offered in Mexico.

The following table shows the per ADS, per Series B share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder in connection with the offering assuming both no exercise and full exercise of the underwriters’ overallotment option:

	Without		With full
	over-allotment		over-allotment
	exercise		exercise

Per ADS	US$	1.68	US$	1.68
Per Series B share		0.16800		0.16800

Total	US$	7,326,972	US$	8,059,668

The selling stockholder estimates that its total expenses for the offering will be approximately US$1,900,000. All of our expenses related to this offering will be borne by the selling stockholder.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs and Series B shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and the selling stockholder have agreed with the underwriters prior to the commencement of this offering that we and the selling stockholder for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives of the underwriters:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or cause to be filed with the SEC a registration statement under the Securities Act or with the CNBV a prospectus under Mexican securities laws relating to, any shares of our capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any shares of our capital stock (including in the form of ADSs) (including without limitation, such other securities which may be deemed to be beneficially owned by the selling stockholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any of our shares of our capital stock (including in the form of ADSs), whether any such transaction described in the bullet points above is to be settled by delivery of any shares of our capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any of our shares of our capital stock (including in the form of ADSs) or such other securities, in cash or otherwise. In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable. These restrictions do not apply to the sales of ADSs or Series B shares to the underwriters.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The ADSs are listed on the New York Stock Exchange under the symbol “ASR.” Our Series B shares are listed on the Mexican Stock Exchange under the symbol “ASUR.”

In connection with the offering, the underwriters may engage in stabilizing transactions outside of Mexico, which involves making bids for, purchasing and selling ADSs (in the form of Series B shares or ADSs) in the open market for the purpose of preventing or retarding a decline in the market price the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than the number of ADSs they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriter may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs or the Series B shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the underwriters may be required to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or the Series B shares or preventing or retarding a decline in the market price of the ADSs or the Series B shares, and, as a result, the price of the ADSs or the Series B shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise; provided that no stabilization activities may be conducted in Mexico.

The underwriters and their respective affiliates have provided in the past to us and our affiliates and to the selling stockholder and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the selling stockholder and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

This prospectus supplement and the accompanying prospectus do not constitute an offer or an invitation by or on behalf of our company, the selling stockholder or the underwriters to subscribe for or purchase any ADSs and Series B shares in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the ADSs and Series B shares in certain jurisdictions may be restricted by law. We, the selling stockholder and the underwriters require persons into whose possession this prospectus supplement and the accompanying prospectus come to inform themselves about and to observe any such restrictions.

The ADSs and Series B shares described in this prospectus supplement and the accompanying prospectus are not being offered, sold or traded in Mexico pursuant to, and do not constitute, an oferta pública (public offering) in accordance with the Mexican Ley del Mercado de Valores, as amended (the “Mexican Securities Market Law”) or any applicable rules and regulation, nor is the offering contemplated hereby being authorized by the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or CNBV), therefore, any such ADSs and Series B shares may not be offered or sold publicly, or otherwise be the subject of brokerage activities in Mexico, except pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As such, this offering can be made to any person in Mexico so long as the offering complies, among other requirements as set forth under the Mexican Securities Market Law, with the following:

(i) it is made to persons who are “inversionistas institucionales o calificados” in accordance with the Mexican Securities Market Law; or

(ii) it is made to persons who are stockholders of companies which fulfill their corporate purpose exclusively or substantially with such securities (e.g., investment companies authorized to invest in such securities); or

(iii) it is made pursuant to a plan or applicable program for employees or groups of employees of the company or affiliates of the company; or

(iv) it is made to less than 100 persons to the extent such persons do not qualify under (i), (ii) or (iii) above.

In identifying proposed purchasers for the ADSs and Series B shares in Mexico, the underwriters will only contact persons or entities whom they reasonably believe are within one of the four categories described in the immediately preceding paragraph in items (i) through (iv).

Any sales of Series B shares in Mexico will be made by the Underwriters through their affiliates that are licensed casas de bolsa (Mexican broker dealers).

As required under the Mexican Securities Market Law, we will notify the CNBV of the sale of the securities including the principal characteristics of the offering outside of Mexico pursuant to Article 7 of the Mexican Securities Market Law. Such notice will be delivered to the CNBV to comply with a legal requirement and for information purposes only, and the delivery to and the receipt by the CNBV of such notice, does not constitute or imply any certification as to the investment quality of the ADSs and Series B shares, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus supplement and the accompanying prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire ADSs or Series B shares from time to time, must rely on their own review and examination of our company. The acquisition of the ADSs or Series B shares by an investor who is a resident of Mexico will be made under its own responsibility. This prospectus supplement and the accompanying prospectus will not be distributed to the public in Mexico.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of the ADSs (in the form of Series B shares or ADSs) to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

The ADSs and Series B shares have not been, and will not be, registered with the Comissão de Valores Mobiliários (Brazilian Securities Commission). The ADSs and Series B shares have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

The ADSs and Series B shares will not be registered under Law 18,045, as amended, of Chile with the Superintendencia de Valores y Seguros (Chilean Securities Commission), and accordingly, they may not be offered to persons in Chile except in circumstances that do not constitute a public offering under Chilean law.

The addresses for the joint book-running managers for the offering are J.P. Morgan Securities Inc., 383 Madison Avenue, New York, New York 10179 and Macquarie Capital (USA) Inc., 125 West 55th Street, New York, New York 10019.

Conflicts of interest

The selling stockholder is an affiliate of Macquarie Capital (USA) Inc. Affiliates of Macquarie Capital (USA) Inc. (including the selling stockholder) beneficially own more than 10% of our capital stock. Because Macquarie Capital (USA) Inc. is an underwriter in this offering and its affiliates beneficially own more than 10% of our capital stock, the underwriters are deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are overseen by the U.S. Financial Industry Regulatory Authority (FINRA). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of equity securities that have a bona fide public market. Macquarie Capital (USA) Inc. will not confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts.

Estimated expenses relating to the offering

			Percentage of net
			proceeds of the
Expenses	Amount		global offering

SEC registration fee	US$	*	**
Printing and engraving expenses		200,000	**
Legal fees and expenses		1,100,000	**
Accountant fees and expenses		200,000	**
Miscellaneous costs and “road show” expenses		400,000	**

Total	US$	1,900,000	**

*	Less than $0.1 million

**	We will not receive any of the proceeds of this offering.

Legal matters

Certain legal matters in connection with this offering with respect to New York law will be passed upon for ASUR by Cleary Gottlieb Steen & Hamilton LLP, for the selling stockholder by Latham & Watkins LLP, and for the underwriters by Simpson Thacher & Bartlett LLP. Certain legal matters in connection with this offering with respect to Mexican law will be passed upon for ASUR by Bufete Robles Miaja, S.C., for the selling stockholder by Gonzalez Calvillo, S.C., and for the underwriters by Creel, García-Cuéllar, Aiza y Enríquez, S.C. Certain legal matters in connection with this offering with respect to Dutch law will be passed upon for the selling stockholder by Linklaters LLP.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.
and subsidiaries
(Southeast Airport Group)
Unaudited interim consolidated balance sheets
(Expressed in thousands of Mexican Pesos, as explained in note 2)

	June 30,		December 31,
	2010		2009
	(unaudited)		(audited)

Assets
Current assets:
Cash and cash equivalents	Ps.	590,693	Ps.	961,404
Trade and other receivables, net		384,615		375,165
Recoverable taxes and other current assets		1,048,915		746,594

Total current assets		2,024,223		2,083,163
Land, machinery, furniture and equipment, net (note 3)		304,022		980,851
Airport concessions, net (Note 3)		14,646,907		7,628,144
Rights to use airport facilities, net (note 3)				2,057,476
Improvements to concessioned assets, net (note 4)				3,658,731
Recoverable asset tax		96,006		96,006
Deferred employees’ statutory profit sharing		2,421		2,421
Deferred flat rate business tax		188,985		188,916

Total assets	Ps.	17,262,564	Ps.	16,695,708

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	Ps.	20,906	Ps.	8,145
Bank loans (note 5)		96,962		222,517
Accrued expenses and other payables		450,314		168,820

Total current liabilities		568,182		399,482
Bank loans (note 5)		90,642		329,836
Seniority premiums		10,483		9,659
Deferred income tax (note 8)		1,518,725		1,372,504
Deferred flat rate business tax		766,401		726,532

Total liabilities		2,954,433		2,838,013

Stockholders’ equity (note 7):
Capital stock		12,799,204		12,799,204
Legal reserve		287,117		246,517
Retained earnings		1,221,810		811,974

Total stockholders’ equity		14,308,131		13,857,695

Commitments and contingencies (note 10)
Total liabilities and stockholders’ equity	Ps.	17,262,564	Ps.	16,695,708

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo castro rivas
Chief financial and strategic planning officer
Grupo Aeroportuario del sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.
and subsidiaries
(Southeast Airport Group)
Unaudited interim consolidated statements of income
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except earnings per share amounts)

	Six-months ended June 30,
	2010		2009

	(unaudited)		(unaudited)

Revenues:
Aeronautical services	Ps.	1,227,427	Ps.	1,083,561
Non-aeronautical services		641,977		579,505
Construction services		217,667

Total revenues		2,087,071		1,663,066

Operating expenses:
Cost of services, excluding depreciation and amortization		405,393		386,544
Cost of construction		217,667
Technical assistance fee		64,779		57,193
Government concession fee		89,843		78,632
General and administrative expenses		78,590		54,039
Depreciation and amortization		178,534		315,941

Total cost and operating expenses		1,034,806		892,349

Comprehensive financing result:
Interest income, net		7,993		38,247
Exchange gains (losses), net		7,779		(16,865)
Loss on valuation of derivative financial instruments (note 6)		(2,340)		—

Net comprehensive financing income		13,432		21,382

Non ordinary items		676		12,444

Income before taxes		1,065,021		779,655
Provisions for (note 8) :
Asset tax		—		18,416
Income tax		272,151		209,483
Flat rate business tax		17,739		84,590

Net income	Ps.	775,131	Ps.	467,166

Earnings per share expressed in Mexican pesos (note 7)	Ps.	2.58	Ps.	1.56

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas
Chief financial and strategic planning officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.
and subsidiaries
(Southeast Airport Group)

Unaudited interim consolidated statements of changes in
stockholders’ equity
(Expressed in thousands of Mexican pesos, as explained in note 2)

							Total
	Capital		Legal		Retained		stockholders’
	stock		reserve		earnings		equity

Balance at December 31, 2008	Ps.	12,799,204	Ps.	194,044	Ps.	1,961,748	Ps.	14,954,996
Transfer to legal reserve				52,473		(52,473)
Dividends paid (note 7)						(1,884,000)		(1,884,000)
Income tax paid on dividends (note 7)						(10,711)		(10,711)
Comprehensive income of the year						797,410		797,410

Balance at December 31, 2009		12,799,204		246,517		811,974		13,857,695
Transfer to legal reserve				40,600		(40,600)
Dividends paid (note 7)						(750,000)		(750,000)
Recognition of INIF 17 “service concession contracts” (see note 2)						425,305		425,305
Comprehensive income of the period						775,131		775,131

Balance at June 30, 2010	Ps.	12,799,204	Ps.	287,117	Ps.	1,221,810	Ps.	14,308,131

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas
Chief financial and strategic planning officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.
and subsidiaries (Southeast Airport Group)

Unaudited interim consolidated statement of cash flows
(Expressed in thousands of Mexican Pesos, as explained in note 2)

	Six-months ended June 30,
	2010		2009

	(unaudited)		(unaudited)

Operating activities:
Income before taxes	Ps.	1,065,021	Ps.	779,655
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization		178,534		315,941
Loss on disposal of fix assets		16,908		—
Interest income		(5,654)		(49,218)
Trade receivables		(9,450)		208,431
Recoverable taxes and other current assets		(6,601)		144,184
Income taxes paid		(5,146)		(155,862)
Trade accounts payable, accrued expenses and other payables		17,047		(431,144)

Net cash flow provided by operating activities		1,250,659		811,987

Investing activities:
Purchase of and improvements to concessioned assets, land, machinery, furniture and equipment		(217,667)		(146,267)
Interest income		5,654		49,218

Net cash flow used in investing activities		(212,013)		(97,049)

Financing activities:
Bank loans proceeds (payments)		(363,637)		600,000
Dividends paid		(750,000)		(1,884,000)
Tax on dividends paid		(295,720)		(191,130)

Net cash flow used in financing activities		(1,409,357)		(1,475,130)

Decrease in cash and marketable securities		(370,711)		(760,192)
Cash and cash equivalents, beginning of period		961,404		1,733,512

Cash and cash equivalents, end of period	Ps.	590,693	Ps.	973,320

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas
Chief financial and strategic planning officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V.
and subsidiaries (Southeast Airport Group)

Notes to the unaudited interim consolidated financial statements

(Expressed in thousands of Mexican Pesos, as explained in note 2, except number of share and share amounts)

1.	Company history and operations

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (“ASUR”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican federal government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.

Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets located in the airports are property of the Mexican federal goverment. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

2.	Basis of preparation

The information included in the interim condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The unaudited interim consolidated financial statements are prepared in accordance with NIF B-9 “Financial Information at Interim Dates” and should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2009. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican Financial Reporting Standards (NIFs).

The accompanying unaudited interim consolidated financial statements have been prepared to comply with the Mexican Financial Reporting Standards.

New Mexican financial reporting standards:

The following Mexican Financial Reporting Standards (NIFs) and Interpretations to the Financial Reporting Standards (INIFs) issued by the Mexican Financial Reporting Standards Board (CINIF), went into effect on January 1, 2010. The company believes that these NIFs and INIFs will not have a significant impact on the Company’s financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts, and whose effects are explained below.

•	NIF B-5 “Financial Information by Segments”. This new standard establishes the general standards for disclosure of financial information by segments, allows the user of such information to analyze the entity from the same perspective as management and allows presentation of information by segments consistent with the financial statements. This standard supersedes NIF B-5 Financial Information by Segment, which will be effective until December 31, 2010.

•	NIF B-9 “Financial Information at Interim Dates”. This new standard establishes standards for determination and submission of financial information at interim dates for external use and where required, submissions of the statements of changes in stockholders’ equity and of cash flows, which statements are not required by NIF B-9 Financial Information at interim dates, effective until December 31, 2010.

•	NIF C-1 “Cash and cash equivalents”. This new standard establishes standards for accounting treatment and disclosure of cash, restricted cash and available for sale investments. It also introduces new terminology to make it consistent with other NIFs previously issued. This standard supersedes Statement C-1, Cash without effect, which was effective up to December 31, 2009.

•	INIF 17 “Service concession contracts”. This new standard arises from the need to provide clarification in regards to the accounting treatment to be followed for services concession contracts, through which government grant, predominantly to private sector entities, a concession to provide services that are considered public in nature. NIF 17 incorporates into NIF C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.

The principal effects of INIF 17 on the consolidated balance sheet and consolidated income statement are the following recognition:

a) Revenue and cost recognition.

Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as the Company, is deemed to provide construction or upgrade services. As a result, the Company is required to account for the revenues and expenses relating to those services. Since the Company hires a third party to provide construction and upgrade services, the revenues relating to those services are equal to their expenses.

b) Intangible assets recognition and amortization rates.

Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, the Company is required to include all fixed assets under “airport concessions” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method.

The total effect in the balance sheet and the income statement are shown as follows:

Balance sheet
Assets:
Land, machinery, furniture and equipment, net	Ps.	(707,247)
Airport concessions, net		7,121,201
Improvements to concessioned assets, net		(3,696,369)
Rights to use airport facilities, net		(2,024,615)
Liabilities and stockholders’ equity:
Deferred income tax		(165,081)
Retained earnings		(527,889)
Income statement
Revenues:
Construction services	Ps.	217,667
Cost and expenses:
Cost of construction		(217,667)
Depreciation and amortization		132,005
Deferred taxes		(29,421)

Adoption of IFRS

All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. The Company intends to adopt IFRS as their accounting standard for the fiscal year beginning January 1, 2011. The Company is currently evaluating the impact that the adoption of IFRS may have on the results of the operations, balance sheet, and statement of cash flows.

Authorization of unaudited interim consolidated financial statements

The unaudited interim condensed consolidated financial statements were authorized for publication on August 2, 2010, by the Company’s Audit Committee.

3.	Airport concessions and rights to use airport facilities

As of June 30, 2010 and December 31, 2009, the airport concessions and rights to use airport facilities consist of the following:

	June 30,		December 31,
	2010		2009

Airport concessions	Ps.	9,814,814	Ps.	9,814,814
Other rights acquired		493,635		493,635
Others		1,311		1,311
Right to use airport facilities		2,917,671
Improvements to concessioned assets		4,972,856
		(*) 1,008,950
Less: accumulated amortization		(4,562,330)		(2,681,616)

Airport concessions		14,646,907	Ps.	7,628,144

Rights to use airport facilities		2,911,141	Ps.	2,911,141
Other rights acquired		62,510		62,510
Others—write off		(55,980)		(28,714)
Less: accumulated amortization		(893,056)		(887,461)
Reclassification to airport concessions (see note 2)		(2,024,615)

Rights to use airport facilities	Ps.	—	Ps.	2,057,476

Total amortization expense for the period ended June 30, 2010 and 2009, was Ps.169,951 and Ps.130,441,respectively.

(*)	As a result of the INIF 17 adoption, the Company reclassified to airport concessions a total of Ps.1,008,950. At June 30, 2010, the net balance of land, machinery, furniture and equipment of Ps.304,022 corresponds to non-concessioned assets.

4.	Improvements to concessioned assets

The improvements to concessioned assets as of June 30, 2010 and December 31, 2009, were comprised of the following:

	June 30		December 31
	2010		2009

Buildings	Ps.	1,682,542	Ps.	1,679,080
Air side		1,728,193		1,577,878
Land side		340,525		339,856
Technical installations		325,706		308,701
Machinery and equipment		263,414		263,271
Security equipment		279,181		278,482
IT equipment		308,058		306,212
Others		45,237		44,862

Total		4,972,856		4,798,342

	June 30		December 31
	2010		2009

Less: accumulated depreciation		(1,276,487)		(1,139,611)

Reclassification to airport concessions (see note 2)		(3,696,369)

Total	Ps.	—	Ps.	3,658,731

Total depreciation expense for the period ended June 30, 2009, was Ps. 146,902.

5.	Bank loans

In May 2009, Aeropuerto de Cancun, S. A. C. V. (subsidiary) executed three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%. The proceeds of these credit facilities can be used for general corporate purposes, or to fund capital expenditures associated with our master development programs. During the six-month period ended June 30, 2010 the Company made amortization payments of Ps.363,637 in respect of these credit facilities. As of June 30, 2010, the loan balances are as shown in the next page:

	Credit line			Principal		Interest		Classification
Bank	used			amortization		payment		Current		Non current

IXE	Ps.	250,000		Ps.	250,000	Ps.	—	Ps.	—	Ps.
Santander		250,000			68,182		3,260		94,436		90,642
BBVA		100,000	(1)		100,000		2,526		2,526		—

	Ps.	600,000		Ps.	418,182	Ps.	5,786	Ps.	96,962	Ps.	90,642

(1)	Of Ps.250,000 available from this loan, the Company has drawn Ps.100,000.

Some of these loans require the Company and its subsidiaries to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities from the capital made no greater than 0.75 to 1.00 and a ratio of earnings before interest, taxes, depreciation and amortization of debt of at least 2.00 a 1.00, and limit our ability to incur more than Ps.500 million of pesos of additional debt. In the event of a breach of these loans, these loans restrict the Company’s ability to pay dividends to shareholders. At June 30, 2010, the Company is in compliance with the financial ratios mentioned above.

In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for these loans, the Company entered into contracts for interest rate swaps.

6.	Derivative financial instruments

With the goal of reducing the risk attributable to adverse movements in interest rates on long term bank loans contracted and other interest-bearing liabilities recognized in the balance sheet, the Company has entered into derivative financial instruments that convert its interest payment profile from variable rate to fixed rate. With the Company enters into derivative financial instruments only with well known and highly liquid institutions and there have been limits established for each institution. The Company’s policy is not to enter into derivatives for speculative purposes.

The Company recognizes in the balance sheet all assets and liabilities arising from operations with derivative financial instruments at fair value. The fair value is determined on the basis of recognized market prices and, when they are not listed in a market, the market value is determined based on generally accepted valuation techniques.

The following table presents the Company ’s contracts for interest rate swaps as of June 30, 2010:

					Date		Rate
	Fair		Amount				Receiving
Institution	value		notional		Beginning	Expiring	(TIIE)	Paid

Banco santander, S.A.	Ps.	2,091	Ps.	250,000	31-Ago-09	14-May-12	5.05%	6.37%
BBVA bancomer, S.A.		2,117		250,000	18-Ago-09	21-May-12	5.06%	6.33%
BBVA bancomer, S.A.		695		100,000	31-Jul-09	25-May-12	4.92%	6.21%

	Ps.	4,903	Ps.	600,000

7.	Stockholders’ equity

At June 30, 2010, the historical value and the actualization effect of stockholders equity are integrated as shown below:

	Value
Item	Historical		Actualized		Total

Capital stock	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204
Legal reserve		264,092		23,025		287,117
Retained earnings		2,159,027		(937,217)		1,221,810

Total	Ps.	10,190,395	Ps.	4,117,736	Ps.	14,308,131

Dividends

At the April 26, 2010 general stockholders’ meeting, the Company’s stockholders decided to pay net dividends after income tax of Ps.750,000 (nominal), or Ps.2.50 (nominal) per share, which gave rise to an income tax on dividends of Ps.295,720 (nominal), since those dividends were not from the Company’s After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps.295,720 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the tax regime currently in effect.

At the April 23, 2009 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.1,884,000 (nominal), or Ps.6.28 (nominal) per share, which gave rise to an income tax on dividends of Ps.191,130 (nominal), since those dividends were not from the Company’s After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps.180,419 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the tax regime currently in effect.

Earnings per share

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares at June 30, 2010 and 2009.

Earnings per share for the six-month period ended June 30, 2010 and 2009, are presented as follows:

June 30,	June 30,
2010	2009

Ps.2.58	Ps.	1.56

8.	Income tax, asset tax and flat rate business tax (IETU for its initials in Spanish)

For the six month periods ended June 30, 2010 and 2009, the income tax provision was composed as follows:

	June 30,		June 30,
	2010		2009

Current income tax	Ps.	234,383	Ps.	138,211
Deferred income tax		37,768		71,272

Provision for income tax	Ps.	272,151	Ps.	209,483

The income tax effects of temporary differences that give rise to significant deferred income tax assets and liabilities, are as follows:

	June 30,		December 31,
	2010		2009

Deferred income tax
Deferred asset tax:
Tax loss carryforwards	Ps.	761	Ps.	42,939
Other		100,946		64,304

		101,707		107,243
Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,957,645)		(1,870,874)
Other		(56,318)		(2,404)

		(2,013,963)		(1,873,278)

Net deferred tax liabilities before recoverable asset tax		(1,912,256)		(1,766,035)
Recoverable asset tax		393,531		393,531

Net deferred tax liabilities	Ps.	(1,518,725)	Ps.	(1,372,504)

The reconciliation between the statutory and effective tax rates is shown below:

	For the periods
	ended June 30,

	2010		2009

Income before statutory income tax	Ps.	1,065,021	Ps.	779,655
Less: income from subsidiaries subject to IETU tax		(108,395)		(477)

Income before statutory income tax		956,626		779,178
Statutory income tax rate		30%		28%

Income tax to statutory rate		286,988		218,169
Nondeductible expenses and other permanent differences		30		61
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes		(2,505)		(3,779)
Discontinuation of inflation		(15,616)		(4,968)
Change in tax rate		3,254

Income tax provision	Ps.	272,151	Ps.	209,483

Effective tax rate		26%		27%

The components of IETU tax provision are as follows:

	June 30,	June 30,
	2010	2009

Current IETU	$5,146	$84,590
Deferred IETU	12,593

Provision for IETU	$17,739	$84,590

9.	Related party transactions

As of June 30, 2010, and 2009, the accounts receivable (payable) with related parties are as follows:

	June 30,		June 30,
	2010		2009

Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	62,247	Ps.	36,952

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)		(31,312)		(21,937)
Promecap, S. C. (Key Management personnel)		(486)		(510)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel)		(406)		(427)
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)		(60)		—
Teléfonos de México, S. A. de C. V. (Key management personnel)		(301)		(106)

		(32,565)		(22,980)

Net	Ps.	29,682	Ps.	13,972

During the six-month period ended June 30, 2010 and 2009, the following transactions with related parties were carried out:

	June 30,		June 30,
	2010		2009

Revenues from airport services	Ps.	84,952	Ps.	75,006
Technical assistance		(64,779)		(57,193)
Administrative services		(2,893)		(3,422)
Leases		(1,516)		(1,664)
Telephone services and network connections		(2,177)		(1,802)
Cleaning services		(4,972)		(5,430)
Others	Ps.	(1,704)	Ps.	(802)

During the six-month period ended June 30, 2010 and, 2009, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees of the Board of Directors:

	June 30,		June 30,
	2010		2009

Compensation to key personnel	Ps.	11,106	Ps.	15,249
Compensation to Board of Directors and Committees		2,704		4,549

10.	Commitments and contingencies

Commitments:

a) In May 2010, the Company entered into a new 60-month operating lease with a related party for its corporate offices with monthly payments of US$19,653 (US$17,832 in June 2009).

Rental expense was approximately Ps.1,516 and Ps.3,212 for the six-month period ended June 30, 2010 and the year ended December 31, 2009, respectively.

b) On March 31, 2009, the Company received the approval of the Ministry of Communications and Transportation for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2009 through 2013. Based on the MDPs presented, the Company has agreed to make total improvements from 2009 through 2013. The commitments are the follows:

Period	Amount(1)

2010	Ps.	1,574,561
2011		975,208
2012		724,052
2013		519,395

	Ps.	3,793,216

Expressed in thousands of pesos of December 31, 2009 purchasing power applying Mexican National Construction Price Index factors according to the MDP’s terms.

c) In accordance with the terms for the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26, 2009, the Company delivered its proposal for a Comprehensive Tourism Plan related to this project to FONATUR, and as of that date said proposal is pending approval.

Contingencies:

a) The operations of the Company are subject to Mexican federal and state laws.

b) At present, there are two labor-law claims against the Company mainly relating to involuntary terminations. The Company is contesting these claims through the judicial process and no ruling has been issued at the date of this report. The total amount of these claims is approximately Ps. 2,000.

c) The Huatulco municipal government has initiated legal procedures against the Company to claim payment of the property tax of the land where the airport is located. The Company believes that there is no legal ground for the proceedings, as was the case for another airport of the group. A favorable ruling for the Company was obtained concerning the payment of the tax in question although the municipality has since taken legal action to request the revocation of this ruling.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations.

11.	Segment information

Six-month period ended													Consolidation
June 30, 2009	Cancún		Villahermosa		Mérida		Servicios		Other		Adjustments		total

Total revenues	Ps.	1,319,419	Ps.	58,452	Ps.	82,887	Ps.	216,576	Ps.	514,246	Ps.	(528,514)	Ps.	1,663,066
Operating income (loss)		539,927		(4,616)		(3,743)		3,584		235,565				770,717
Total assets		11,200,726		887,481		1,229,407		30,661		17,109,084		(14,178,132)		16,279,227
Capital expenditures		132,277		1,501		5,472		319		6,698				146,267
Depreciation and amortization		202,385		16,817		24,284		887		71,568				315,941

Six-month period ended													Consolidation
June 30, 2010	Cancún		Villahermosa		Mérida		Servicios		Other		Adjustments		total

Total revenues	Ps.	1,541,993	Ps.	67,221	Ps.	192,918	Ps.	222,906	Ps.	499,126	Ps.	(437,093)	Ps.	2,087,071
Operating income		818,368		12,560		31,879		3,450		186,008				1,052,265
Total assets		11,676,914		937,158		1,324,184		32,621		17,624,089		(14,332,402)		17,262,564
Capital expenditures		62,359		11,038		82,057		394		61,819				217,667
Amortization		125,953		9,269		13,433		2,268		27,611				178,534

Prospectus

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Series B shares
directly or in the form of
American depositary shares

We or any selling stockholders may from time to time offer our Series B shares, without par value, directly or in the form of American Depositary Shares, or ADSs, each representing ten Series B shares. The ADSs are evidenced by American Depositary Receipts, or ADRs.

This prospectus describes the general terms that may apply to these securities and the general manner in which they may be offered. When we and/or selling stockholders offer securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Our ADSs are currently listed on the New York Stock Exchange under the symbol “ASR.” Our Series B shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “ASUR.” On August 2, 2010, the last reported sale price of our ADSs on the New York Stock Exchange was U.S. $53.13 per ADS, and the last reported sale price of our Series B shares on the Mexican Stock Exchange was Ps.67.00 per share.

Investing in the securities described herein involves risks. See “Risk Factors” in our most recent annual report on Form 20-F incorporated by reference herein.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ADSs or the Series B shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Series B shares and ADSs described in this prospectus may only be offered, sold or traded in Mexico pursuant to (i) a public offering in accordance with the Ley del Mercado de Valores, as amended (“Mexican Securities Market Law”), and which is duly authorized by the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), or (ii) pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law. THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. We will notify the CNBV of any offering or sale of Series B shares and ADSs that takes place outside of Mexico, including the principal characteristics thereof. Delivery to and the receipt by the CNBV of such notice, does not constitute or imply any certification as to the investment quality of the Series B shares and ADSs, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in, or approval of, this prospectus or any supplement to this supplement. The acquisition of the Series B shares or ADSs by an investor who is a resident of Mexico will be made under its own responsibility. This prospectus may not be publicly distributed in Mexico.

This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement.

We and/or the selling stockholders may not sell these securities or accept any offer to buy these securities until we and/or our selling stockholders deliver this prospectus and an accompanying prospectus supplement in final form. We and/or our selling stockholders are not using this prospectus and any accompanying prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

The date of this prospectus is August 3, 2010.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You should not rely on any unauthorized information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

About this prospectus

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we or any of our specified stockholders may from time to time offer ADSs and Series B shares.

As used in this prospectus, “ASUR”, “we,” “our,” “us” and the “company” refer to Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its consolidated subsidiaries, “securities” refers to ADSs and Series B shares registered hereby and “registration statement” refers to the SEC registration statement of which this prospectus is a part, unless the context otherwise requires or unless otherwise specified.

References in this prospectus to “U.S.$” and “dollars” are to U.S. dollars, and, unless otherwise indicated, references to “Ps.” and “pesos” are to Mexican pesos.

References in this prospectus to “UDI” are to unidades de inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI.

This prospectus provides only a general description of the securities that we or any selling stockholder may offer. Each time we and/or any selling stockholder offer securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add to, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

To the extent the Series B Shares and ADSs described in this prospectus, when offered or sold in accordance with the terms set forth in a supplement to this prospectus, are not offered, sold or traded in Mexico pursuant to a public offering in accordance with the Mexican Securities Market Law and are not authorized by the CNBV, any such Series B shares and ADSs may not be offered or sold publicly, or otherwise be the subject of brokerage activities in Mexico, except pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law. THIS PROSPECTUS IS OUR SOLE RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. As required under the Mexican Securities Market Law, we will notify the CNBV of the sale of any securities, including the principal characteristics thereof, of any offering outside of Mexico. Such notice will be delivered to the CNBV to comply with a legal requirement and for information purposes only, and the delivery to and the receipt by the CNBV of such notice, will not constitute or imply any certification as to the investment quality of the notes, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire Series B Shares or ADSs from time to time, must rely on their own review and examination of ASUR. The acquisition of the Series B Shares or ADSs by an investor who is a resident of Mexico will be made under its own responsibility.

Enforceability of civil liabilities

ASUR is a publicly traded variable capital corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico, with our principal place of business (domicilio social) in Mexico City. In addition, all of our directors and officers, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States (principally Mexico). As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. We have been advised by Bufete Robles Miaja, S.C., our Mexican counsel, that no bilateral treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts will enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that U.S. courts would grant reciprocal treatment to Mexican judgments. Additionally, based on the opinion of Bufete Robles Miaja, S.C., there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions in Mexican courts for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal and state securities laws.

Where you can find more information

This prospectus is part of a registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Some of such information, including our most recent annual report on Form 20-F, is incorporated by reference herein as described under “Incorporation of Certain Documents by Reference.” You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus (including any supplement thereto), and certain later information that we file with, or furnish to, the SEC will automatically update and supersede earlier information filed with, or furnished to, the SEC or included in this prospectus. We incorporate by reference into this prospectus the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2009, filed with the SEC on May 28, 2010 (SEC File No. 1-15132);

•	the description of our ADSs and Series B shares contained in Form 8-A (SEC File No. 1-15132), filed with the SEC on September 22, 2000, and any amendment or report filed for the purpose of updating such descriptions;

•	our report on Form 6-K, furnished to the SEC on August 3, 2010 (SEC File No. 1-15132);

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus (including any supplement hereto); and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing us at Bosque de Alisos No. 47A—4th Floor, Bosques de las Lomas, 05120 México, D.F, México, or by telephoning us at + 52 55 5284 0408.

Forward-looking statements

This prospectus, any accompanying prospectus supplement or any document incorporated by reference herein contains or may contain forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We may from time to time make forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to stockholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our most recent annual report on Form 20-F, which is incorporated in this prospectus and any supplement by reference. Inherent risks include material changes in the performance or terms of our concessions, developments in legal proceedings, regulatory, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Our company

Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, was incorporated in Mexico in 1998 as part of the Mexican government’s program for the opening of the country’s airports to private-sector investment. We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. We operate the airports located in Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermos, Tapachula and Minatitlán, Mexico. As operators of these airports, we charge airlines, passengers and other airport users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants, retailers, banks, car rental companies and other commercial service providers.

Our airports served approximately 15.5 million passengers with revenues of Ps.3,131 million and net income of Ps.797 million in 2009, approximately 17.8 million passengers with revenues of Ps.3,169 million and net income of Ps.1,049 million in 2008 and approximately 16.2 million passengers with revenues of Ps.2,786 million and net income of Ps.522 million in 2007.

Our principal executive offices are located at Bosque de Alisos No. 47A—4th Floor, Bosques de las Lomas, 05120 México, D.F, México, and our telephone number is + 52 55 5284 0408.

Use of proceeds

Except as may be described in the applicable prospectus supplement, we will apply the net proceeds from any sales of the securities offered under this prospectus and any prospectus supplement to general corporate purposes.

We will not receive any of the proceeds from any sales of the securities by any selling stockholder. Such proceeds will be received by such selling stockholder.

Description of our capital stock

The following description of our Capital Stock is a summary of the material terms of our bylaws and applicable Mexican law in effect as of the date of this prospectus regarding our Capital Stock and the holders thereof. It does not, however, describe every aspect of our Capital Stock, our bylaws or Mexican law and may not contain all of the information that is important to you. References to provisions of our bylaws are qualified in their entirety by reference to the full bylaws in Spanish, an English translation of which has been filed as an exhibit to our annual report on Form 20-F incorporated by reference to this prospectus. For further information see “Additional Information” in our most recent annual report on Form 20-F.

Capital stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of August 2, 2010:

	Authorized	Issued and outstanding

Fixed capital stock:
Series B shares	277,050,000	277,050,000
Series BB shares	22,950,000	22,950,000
Variable capital stock:
Series B shares	—	—
Series BB shares	—	—

All ordinary shares confer equal rights and obligations to holders within each series. Series B shares currently represent 92.35% of our capital and Series BB shares currently represent 7.65% of our capital. Series B and Series BB shares may be held by any Mexican or foreign natural person, company or entity.

Series BB shares may be converted to Series B shares in the circumstances described below in “—Registration and Transfer”. Series B shares may not be converted to Series BB shares.

Voting rights and stockholders’ meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders, subject to certain special voting rights of holders of Series BB shares described below. Holders of Series BB shares are entitled to elect two members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors. Our bylaws provide that our board of directors will have such odd number of members as determined by the stockholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Ley del Mercado de Valores (Securities Market Law). Currently, our board of directors consists of seven members.

Under Mexican law and our bylaws, we may hold three types of stockholders’ meetings: ordinary, extraordinary and special. Ordinary stockholders’ meetings are those called to discuss any issue not reserved for extraordinary stockholders’ meeting. An annual ordinary stockholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the board of directors on our financial statements, the appointment of members of the board of directors and the determination of compensation for members of the board of directors. In addition, any transaction representing the equivalent of 20% or more of the consolidated assets of the company requires approval at an ordinary stockholders’ meeting.

An extraordinary stockholders’ meeting must be called to consider any amendment to ASUR’s bylaws. Resolutions at an extraordinary meeting of stockholders are valid if at least 75% of the shares representing our capital are present and the resolutions are passed by the favorable vote of shares representing at least 50% of our capital; however, a vote of shares representing at least 75% of our capital is required for any amendment to our bylaws which: (i) changes or eliminates the authorities of our committees; or (ii) changes or eliminates the rights of minority stockholders, and a vote of 85% of our capital stock is required under our bylaws to amend the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer.

Special stockholders’ meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

To be admitted to any stockholders’ meeting, stockholders must: (i) be registered in our share registry; and (ii) at least one business day prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by our Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Stockholders may be represented at any stockholders’ meeting by one or more attorneys-in-fact who are not directors of ASUR. Representation at stockholders’ meetings may be substantiated pursuant to general or special powers of attorney, by a proxy executed before two witnesses or otherwise by filling out forms prepared by the company in which the designation of such representation is clearly established.

Promptly following the publication of any call for a stockholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

Right of withdrawal

Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months (provided that in the event the number of days on which shares have been traded in the six month period is less than thirty, all days on which the shares were traded shall be taken into consideration in such determination), or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican Ley General de Sociedades Mercantiles (General Law of Business Corporations).

Special voting rights of BB shares

Our Series BB shares are held by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V, or ITA, our strategic partner. In addition to the right to elect two members of our board of directors, Series BB shares are entitled to certain special voting rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors with the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our stockholders) so long as its Series BB shares represent at least 7.65% of our capital stock. For additional information, see “Additional Information—Voting Rights and Stockholder’s Meetings” in our most recent annual report on Form 20-F incorporated herein by reference.

Dividends and distributions

Each Series B and Series BB share entitles its holder to equal rights with respect to dividends and distributions. At our annual ordinary general stockholders’ meeting, the board of directors submits to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after statutory employee profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine, including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on both Series B shares and Series BB shares.

Registration and transfer

Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or CNBV). In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or UDIs), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95% of our outstanding capital stock.

Any offering that is undertaken in Mexico by us or any selling stockholder must either (i) comply with the public offering requirements set forth in the Mexican Securities Market Law and applicable rules and regulations issued by the CNBV or (ii) be carried out as a private placement pursuant to Article 8 of the Mexican Securities Market Law.

Transfer and Conversion of Series BB Shares. Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

•	Except with the prior authorization by the Mexican Ministry of Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.

•	After December 18, 2008, ITA may sell in any year up to 20% of its interest in the Series BB shares.

•	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.

•	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.

Changes in capital stock

Increases and reductions of our minimum fixed capital must be approved at an extraordinary stockholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary stockholders’ meeting in compliance with the voting requirements of our bylaws.

We may issue unsubscribed shares that will be kept in the treasury, to be subsequently subscribed by the investing public, provided that (i) the general extraordinary stockholders’ meeting approves the maximum amount of the capital increase and the conditions on which the corresponding placement of shares shall be made, (ii) the subscription of issued shares is made through a public offer after registration in the Mexican National Securities Registry, complying, in either case, with the provisions of the Mexican Securities Market Law and other applicable law and (iii) the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public. The preferential subscription right provided under Article 132 of the Mexican General Law of Business Corporations is not applicable to capital increases through public offers of unsubscribed shares issued pursuant to Article 53 of the Mexican Securities Market Law or repurchased shares issued pursuant to Article 56 of the Mexican Securities Market Law.

The stockholders will have a preferential right to subscribe shares in the event of a capital increase, in proportion to the number of shares held by each at the time the increase is approved pursuant to the provisions of Article 132 of the General Law of Business Corporations, as established hereinafter, unless the subscription offer is made under the provisions of Article 53 or Article 56 of the Mexican Securities Market Law, or in the case of an issuance of shares kept in the Treasury for conversion of debentures in terms of Article 210 bis of the Mexican Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Transactions).

Our capital stock may be reduced by resolution of a stockholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced by repurchase of our own stock in accordance with the Mexican Securities Market Law. Shares of our capital stock belonging to us may not be represented or voted in stockholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum and the votes in stockholders’ meetings.

Ownership of capital stock by subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares or shares of any parent company of ASUR, unless such subsidiaries acquired our shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries or through investment companies (sociedades de inversion). The number of shares acquired for such purpose may not exceed 15% of our outstanding capital stock.

Liquidation

Upon our dissolution, one or more liquidators must be appointed at an extraordinary stockholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

Stockholders’ conflict of interest

Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting on such a transaction at the relevant stockholders’ meeting. A stockholder that votes on a transaction in which its interest conflicts with that of ASUR may be liable for damages in the event the relevant transaction would not have been approved without such stockholder’s vote as provided under the Mexican Securities Market Law.

Description of the ADSs

American depositary shares

Pursuant to our form F-6 filed with the SEC on September 7, 2000, we registered American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”). The deposit agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. Copies of the deposit agreement are on file at the ADR depositary’s corporate trust office and the office of the Mexican custodian for the depositary, S.D. Indeval, Instituto para el Deposito de Valores, S.A. de C.V. They are open to inspection by owners and holders during business hours. The depositary’s corporate trust office is located at 101 Barclay Street, New York, New York 10286.

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents ten Series B shares (or a right to receive ten Series B shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

You may hold ADSs either (i) directly by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The depositary will be the holder of the Series B shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. As an ADS holder, we will not treat you as one of our stockholders and you will not have stockholder rights. Mexican law governs stockholder rights.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Dividends and other distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Series B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Series B shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to the extent permissible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares that would require it to deliver fractions of ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us, make these rights available to you (including by means of warrants or otherwise, if the depositary determines it is feasible and lawful to do so) or sell the rights and distribute the proceeds in the same way as it does with cash.

The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt form registration under the Securities Act or are registered under the provisions of the Securities Act.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities, in proportion to the number of ADSs you hold, by any means it deems equitable and practicable; provided, however, if it determines the distribution cannot be made proportionately among the holders, or if the distribution is otherwise not feasible, the depositary may adopt such method as it may deem equitable and practicable, including the sale of such property and the distribution of the net proceeds thereof in the same manner as cash distributions.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders provided that the Depositary has not acted negligently or in bad faith.

Deposit and withdrawal

The depositary will deliver ADSs upon the deposit of Series B shares with the custodian, subject to your delivery to the depositary or the custodian of any certificates required under the Deposit Agreement and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The depositary will register the appropriate number of ADSs in the names you request.

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and subject to the requirements of the Deposit Agreement, the depositary will deliver the Series B shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting rights

As a holder of ADSs, you will not be entitled to attend stockholder’s meetings, but you may instruct the depositary to vote the Series B shares underlying your ADSs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the Series B shares or other deposited securities underlying your ADSs as you direct by a specified date.

If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs on any question in the same proportion that all other shares of capital stock of the company are voted on such question at the relevant stockholders’ meeting.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Series B shares. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your Series B shares are not voted as you requested.

Fees and expenses

ADS holders must pay (1) taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Series B shares underlying an ADS; (2) registration or transfer fees for transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares; (3) certain cable, telex and facsimile transmission expenses; (4) expenses of the depositary in converting foreign currency to U.S. dollars; (5) U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the execution and delivery or surrender of ADRs pursuant to the deposit agreement, including if the deposit agreement terminates; (6) (to the extent permitted by the rules of any stock exchange on which ADSs are listed for trading) a fee of U.S.$.02 or less per ADS for any distribution of proceeds of sales of securities or rights (but not for cash distributions); (7) with respect to distributions of property other than cash, shares or rights to purchase shares, a fee equivalent to the fee that would be payable if such property had been deposited for issuance of ADSs; and (8) any other charges.

Payment of taxes

ADS holders will be responsible for any taxes or other governmental charges payable on ADSs or on the deposited securities represented by any ADSs. The depositary may refuse to register any transfer of ADSs or allow withdrawal of the deposited securities represented by ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by an ADS holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

Upon any change in par value, split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting our company or to which we are a party, any securities received by the depositary or custodian in exchange for or in conversion of such securities will be treated as additional securities, and the underlying ADSs will represent, in addition to the Series B shares underlying the ADSs, the right to receive such new securities in exchange or conversion, unless, at our request and with our approval, the depositary delivers additional ADRs.

Amendment and termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) collect distributions on the deposited securities (b) sell rights and other property, and (c) deliver Series B shares, dividends and other distributions, proceeds of any sale and other deposited securities upon surrender of ADSs. Two years or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on obligations and liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Each of us and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;

•	are not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

•	are not liable if it exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it; and

•	may rely upon any advice or information from any person it believes in good faith to be competent to give such advice or information.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your right to receive the series B shares underlying your ADSs

You have the right to withdraw the Series B shares underlying your ADSs at any time except:

•	when the depositary has closed its transfer books or we have closed our transfer books;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is deemed necessary or advisable by us or the depositary, for any reason, at any time, to prohibit withdrawals in order to comply with any laws, governmental regulations or requirements of any securities exchange that apply to ADSs or to the withdrawal of Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Taxation

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10% or more of our voting stock, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form F-3, including the provisions of the income tax treaty between the United States and Mexico and protocols thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for tax purposes and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency arises in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, or has his or her center of vital interest in Mexico and a corporation is a resident if it has its principal place of management or effective place of management in Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of dividends

Mexican tax considerations

Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. federal income tax considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as dividend income on the date on which the distributions are received by the U.S. holder in the case of Series B shares or by the depositary in the case of ADSs. Such distributions will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed below). Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of Series B shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit limitation purposes. Although dividends currently are not subject to Mexican withholding tax (see Taxation of Dividends—Mexican Tax Considerations, above), in the event that Mexico imposes a withholding tax in the future, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of such withholding tax. Additionally, if Mexican withholding tax is imposed in the future, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder in a taxable year beginning prior to January 1, 2011 with respect to the Series B shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and stockholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and stockholder data, we do not anticipate becoming a PFIC for our 2010 taxable year or future years, although there can be no assurance in this regard.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Series B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of dispositions of shares or ADSs

Mexican tax considerations

Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax. Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of our Series B shares by a non-Mexican holder will generally not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the facilities of a Mexican securities exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the twelve-month period preceding such sale or other disposition and complies with certain requirements set forth by Mexican Income Tax Law.

For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the Series B shares will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

U.S. Tax considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder’s tax basis in such shares will be the same as its tax basis in such ADSs, and the holding period in such shares will be the same as the holding period for such ADSs.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

Other Mexican taxes

There are no Mexican inheritance, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

U.S. backup withholding tax and information reporting requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a U.S. holder (other than certain exempt recipients) of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed Internal Revenue Service W-9 or otherwise comply with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. tax consequences for non-U.S. holders

Distributions

A holder or beneficial owner of Series B shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series B shares or ADSs.

Dispositions

A non-U.S. holder of Series B shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Series B shares or ADSs, unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding

Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Selling stockholders

Any selling stockholder may from time to time offer our Series B shares, directly or in the form of ADSs, for resale. We are registering these securities in order to permit selling stockholders to publicly offer in the United States these securities for resale from time to time. Any selling stockholder may sell all, some or none of the Series B shares and ADSs covered by this prospectus.

Any such Series B shares or ADSs may only be offered, sold or traded in Mexico pursuant to (i) a public offering in accordance with the Mexican Securities Market Law and which is duly authorized by the CNBV, or (ii) pursuant to a private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

Information regarding any selling stockholder, the number of the securities being offered by the selling stockholder, and the change of its ownership percentage resulting from sale of such offered securities will be provided in the applicable prospectus supplement relating to that offer.

Plan of distribution

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

We and/or any selling stockholder may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, information regarding any selling stockholders, the price of such securities and the net proceeds to us or to any selling stockholder from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We and/or any selling stockholder may offer the securities to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and/or any selling stockholder may sell securities either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us or any selling stockholder to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we and/or any selling stockholder will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we and any selling stockholder must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us and/or any selling stockholder, to indemnification by us and/or any selling stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us and/or any selling stockholder or perform services for us in the ordinary course of business.

No securities will be publicly offered or traded in Mexico or otherwise be subject to brokerage activities in Mexico, except as permitted under Mexican law and specified in a supplement to this prospectus. This prospectus may not be publicly distributed in Mexico.

Validity of securities

Unless otherwise specified in the applicable prospectus supplement, Bufete Robles Miaja, S.C. will provide an opinion regarding the validity of the Series B shares under Mexican law.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers S.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PriceWaterhouseCoopers is a member of the Instituto Mexicano de Contadores Públicos, A.C.